SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended June 30, 2004

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2004

INDEX

Financial Statements

        7001 Management Report
        7002 Balance Sheet
        7003 Statement of Income
        7004 Statement of Changes in Stockholders' Equity
        7005 Statement of Changes in Financial Position
        7006 Consolidated Balance Sheet
        7007 Consolidated Statement of Income
        7008 Consolidated Statement of Changes in Stockholders' Equity
        7009 Consolidated Statement of Changes in Financial Position
        7010 Financial Group Balance Sheet
        7011 Financial Group Statement of Income
        7012 Financial Group Statement of Changes in Financial Position
        7013 Financial Economic Group – CONEF

Notes to the Financial Statements and Other Information

        7014 Notes to the Quarterly Financial Information

Investments in Subsidiaries and Associated Companies

        7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

        7016 Marketable Securities by Type and Maturity
        7017 Marketable Securities by Balance Sheet Account and Maturity
        7018 Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
        7019 Maturity of Lending Operations Portfolio
        7020 Flow of Lending Operations Portfolio
        7021 Geographical Distribution of Lending Operations Portfolio and Deposits
        7022 Risk Level of Lending Operations Portfolio
        7023 Lending Operations Portfolio by Index
        7024 Credit Assignment
        7025 Lending Operations Portfolio by Amount and Risk Level
        7026 Fixed Assets
        7027 Funding by Maturity

Risk Management

        7028 Operational Limits

Complemental Statistical Information

        7029 Branches Financial Information
        7030 Taxes and Charges
        7031 Correspondent Banks Transactions
        7032 Changes on client demand accounts by check and electronic transactions

Independent Accountants' Limited Review Report

        7033 Independent Accountants' Limited Review Report

Other Information needed to Supervision of Activities

        7034 Provisions
        7035 Capital
        7036 Cash Dividends Paid
        7037 Changes on Capital in the Reference Period
        7038 Commitments and Guarantees
        7039 Assets and Liabilities Denominated in Foreign Currency
        7040 Comments on Performance and Prospects

7001 — MANAGEMENT REPORT

Retail

During the 1H04, 342 thousand new checking accounts were opened. Checking-account holders plus investors in savings accounts, and retirees reached, at the end of the semester, 6.2 million clients under the Unibanco brand. The average number of products per checking account holder stood at 6.3.

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 14,069 points of service at the end of June 2004, distributed as follows: 867 branches and in-store branches (inside supermarkets and stores); 398 corporate-site branches; 164 Fininvest stores, including the 49 Creditec points-of-sale converted into Fininvest Stores; 10,055 Fininvest points-of-sale (retailers); 182 LuizaCred stores; 333 PontoCred stores; and 2,070 Banco 24 Horas sites (ATMs).

The Consumer Companies

Unibanco’s Consumer Companies focus on the credit card and consumer finance segments. They are composed of Unicard, Fininvest, PontoCred (a partnership established with Globex, owner of Ponto Frio stores), LuizaCred (a partnership with Magazine Luiza, a department store chain) and, more recently, by Tricard, Creditec, and HiperCard.

The Credit Card Companies

Unicard credit card business, which derived from Cartão Unibanco operation, generated a result of R$63 million in 1H04. The annualized ROAE was 57.9% in the period. In June, the number of cards issued stood at 5.2 million.

The Credicard Group – formed by Credicard, Redecard, and Orbitall contributed with R$101 million to Unibanco’s 1H04 results. The volume of transactions of Credicard totaled 117 million in the period.

The Consumer Companies

Fininvest’s net equity income was of R$91 million in 1H04. Annualized ROAE was 46.1% in the semester. The company, excluding LuizaCred, ended 1H04 with R$1,220 million in loans. In June 2004, Fininvest had 4.3 million active customers, 164 stores (including 49 Creditec points-of-sale converted into Fininvest stores) and 10,055 points-of-sale.

LuizaCred, a Fininvest subsidiary, posted earnings of R$11 million. The volume of financed sales reached R$316 million in the semester. The company ended the semester with 1.2 million active customers and R$332 million in loan portfolio.

PontoCred posted net income of R$23 million in 1H04 with annualized ROAE at 31% in the period. At the end of June, the loan portfolio totaled R$759 million. The total number of active customers reached 3.2 million.

Other companies

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$3.8 million in 1H04. The bank ended the period with an R$1,668 million loan portfolio.

The annuity business of Unibanco Capitalização ended 1H04 posting gross sales of R$154 million. The managerial result in 1H04 reached R$34 million.

Unibanco Investshop Corretora, Investshop Corretora new denomination, wholly-owned by Banco1.net, reached R$4.2 billion in trading volume in 1H04. On March 1st 2004, Unibanco Corretora started using the operational platform of Unibanco Investshop Corretora in the São Paulo Stock Exchange (Bovespa), aiming at rationalize, increase synergies and modernize the operational processes of both brokerage houses.

BWU Com. e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, ended the semester with 119 stores, of which 111 are wholly-owned and 8 are sub-franchisees. The company posted gross revenues of R$72.6 million and equity income of R$1.9 million to Unibanco, which owns 60% of the company.

Wholesale

Mergers and Acquisitions

During the first semester, Unibanco kept its leadership in mergers and acquisitions, as the most active Brazilian bank in this segment in the domestic market, according to Thomson ranking. During this period, Unibanco acted as financial advisor in six mergers and acquisitions transactions, totaling a volume of more than R$1,255 million.

Syndicated Loans

Unibanco was the co-lead manager, together with Caixa Banco de Investimento, of a US$100 million IDB 8-year loan to Bandeirante Energia. Unibanco was the lead manager of a R$200 million 4-year syndicated loan to Celpe. In the 2Q04, Unibanco led syndicated loan transactions in Reais to Coelce, Global Telecom and Sanasa.

Correspondent Banking

Unibanco ended 1H04 with more than US$1.6 billion of funds borrowed from correspondent banks. It is also worth mentioning the expressive figure of US$1.3 billion in import credit lines funding provided by 26 trade credit exports agencies and multilateral organizations. The main highlights of the period are the contracts signed with the Japan Bank for International Cooperation (JBIC) for a ¥ 2 billion credit line and another US$20 million credit line, and the with the Export Import Bank of India (India Eximbank) for the credit line of US$10 million. These transactions boost the import financing of Asian products and consolidate Unibanco’s leadership in the local market in the multilateral institutions and governmental international trade agencies on-lending.

Foreign Exchange and Trade

Unibanco stepped up its short-term export financing activities (ACC and ACE), having closed contracts in 1H04 of a total of US$932 million.

Unibanco sought product diversification, focusing on the structuring of differentiated transactions, among which a contract for a pioneering Export Credit Note stands out. This contract, totaling US$100 million for a three-year term, was one of the first of its kind in the market.

In terms of foreign exchange import contracts, Unibanco closed transactions in the amount of US$2.3 billion, from a total market volume of US$25.2 billion, thus increasing its participation to 9.3% (Source: Central Bank).

Project Finance

In the 1H04, four financial advisory mandates were completed in the sanitation and electric power sectors, totaling R$1 billion in investments in infrastructure. In the sanitation sector, the highlight was a R$300 million issue of private debentures of the Companhia de Saneamento Básico do Estado de Minas Gerais S.A. – COPASA (the State of Minas Gerais Sanitation Company), for a 10-year term. The funds will be used in investments in the water supply and sanitary sewage systems, as part of a R$469 million investment program. In the electric energy sector, the highlight is the completion of financing transactions totaling R$132 million for the hydroelectric power stations of Itiquira (in the state of Mato Grosso do Sul) and Picada (in the state of Minas Gerais). These power stations account jointly for investments in excess of R$ 500 million.

Equities

In 1H04, Unibanco took part in all the Brazilian market’s main stock offerings. One of the highlights was the R$878 million global offering of preferred stock of Gol – Linhas Aéreas Inteligentes (Gol Intelligent Airlines) for which Unibanco acted as the Lead Coordinator of the Brazilian Offering. Unibanco was also one of the coordinators in the common stock offering of the CCR – Companhia de Concessões Rodoviárias, totaling R$375 million, and in the Natura Cosméticos cosmetic company offering, which amounted to R$768 million, and in the preferred stock offering of América Latina Logística – ALL (América Latina Logistics), which amounted to R$588 million. In the secondary market, Unibanco traded approximately R$6.2 billion at Bovespa.

Fixed Income

In 1H04, Unibanco coordinated two transactions in the domestic fixed-income market. In the domestic market, the highlight was a R$1.2 billion issue of Braskem S.A. debentures. In the international market, Unibanco acted as a coordinator of a US$150 million issue maturing in 2009 for Odebrecht Overseas Ltd., guaranteed by its controlling company CNO — Construtora Norberto Odebrecht S.A.

In the secondary market, Unibanco traded some R$200 million in corporate securities in Brazil and US$8.5 billion in sovereign debt and corporate securities abroad.

Insurance, Extended Warranty and Private Pension Plans

The insurance, extended warranty and private pension fund businesses posted net income of R$148 million in 1H04. The annualized ROAE was 21.5% in the period.

1H04‘s consolidated revenues for insurance, extended warranty, and private pension plans amounted to R$2,191 million.

Unibanco’s insurance and pension fund companies ranked fourth in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP — Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.5% market share (May 2004 figures, does not include extended warranty, ANS figures as of April 2004).

Consolidated insurance, extended warranty and private pension plans technical reserves amounted to R$4,847 million at the end of the semester.

Insurance

Insurance and extended warranty net premiums written totaled R$1,378 million in 1H04.

The combined ratio, that measures the efficiency of the insurance companies, was 99.3% in 1H04. The extended combined ratio, which includes financial revenues, reached 87.2%.

Personnel and administrative expenses (including DPVAT – Mandatory Auto Insurance) amounted to R$115 million in 2H04. The permanent attention to processes and costs contributed to reduce the ratio of administrative expenses over retained premiums. In the semester, this ratio was 11.5%.

Extended Warranty

The extended warranty business, formed by UAW and Garantech, the latter a joint venture with Multibrás, posted a net income of R$ 3 million in 1S04. Garantech’s revenues in the period totaled R$131 million.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$27 million in 1H04. Revenues for the period reached R$812 million.
Unibanco AIG Previdência ranked fourth in pension plan sales up to May 2004, with 9.9% market share, according to the ANAPP official data. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP’s data for May 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$468 million. The company services approximately 1,200 corporate clients and 689 thousand individual customers.

Technical reserves stood at R$3,370 million at the end of 1H04.

Wealth Management

Unibanco Asset Management (UAM) ended 2Q04 with R$30.5 billion in assets under management and custody. The semester accounted for positive fund raising of R$1.8 billion, mainly from the retail and institutional segments. In June 2004, UAM was ranked 5th in ANBID’s Global Ranking of Third Parties’ Assets under Management, going up three positions, with a market share of 4.9%.

The Private Banking business ended the 1H04 with assets under management of R$11.7 billion. R$4.2 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 9%, holding the 2nd position in the segment’s global ranking published by ANBID in June 2004.

Human Resources: Unibanco People

In 1H04, some R$9 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil, and abroad and the People Management Program. Since the inception of the latter, in October 2003, 73% of Unibanco’s managers were trained, including 1,757 managers in 1H04.The objective of the program is to ensure excellence in teams leadership. In June 2004, Unibanco’s staff totaled 29,319 professionals.

During the period, 103 university students joined the Internship Program. The Trainee Program, which gives trainees the opportunity to work with teams from many different areas, and which involves the execution of actions aligned with corporate strategy, estimated the hiring of 30 participants during the year. The Future Bank, a pioneering initiative, developed in association with the University of Campinas – Unicamp; and the Brazilian Capital Markets Institute – Ibmec, designed to bridge the gap between the academic world and the market, helped to attract talented young people. In 1H04, the project involved 22 university students.

In 1H04, Unibanco hired 6 professionals from the best American and European universities for the Summer Internship Program which was implemented two years ago. The program offers these MBA students up to three-month long internships during their summer vacations.

The new Private Retirement Plan for employees, called Futuro Inteligente (Intelligent Future) was launched this semester. It offers a number of improved features, such as the opportunity to contribute with higher percentages than those allowed in the former plan, based on the participant’s age range; the possibility of retiring as from the age of 50; and four alternatives for enjoying the benefits of the plan in the event that the employee leaves the company prior to retiring. The program is offered to all employees and allows for rising company contributions, depending on the returns on equity.

Unibanco’s Stock Option Plan recognizes people with outstanding performance and commitment to long term results. As of June 2004, the stock options that were not yet exercised totaled 1,094,812 Units.

As part of the major changes in the organizational structure announced in April 2004, Unibanco offered a group of executives a one-time program with unique benefits for anticipating retirement.

The Healthcare Plan was restructured as of March 1st, ensuring our professionals and their aggregates a 405% expansion of the entire accredited healthcare services network, besides discounts on medication and information on treatments, as well as research reports on medicine and quality of life, published in our Corporate Portal.

Social Responsability

Equator Principles

Since June 2004, Unibanco started adopting the Equator Principles, a set of social and environmental criteria used to evaluate and approve credits for infrastructure projects. So far, 24 banks worldwide have adopted these policies, which were championed in 2002 by the International Finance Corporation, a World Bank subsidiary that finances private sector projects. Unibanco is the only Brazilian – and emerging market – bank in this group.

For financing to be approved, a project needs to be classified according to the degree of social and environmental risk it presents: A (high risk), B (medium risk) or C (low risk). Projects classified as “A” need to present an action plan for mitigating such risks. Since 2002, Unibanco has been complying with these criteria for approving disbursements under IFC credit line. Now, the policies are being extended to include all infrastructure projects involving more than US$50 million, regardless of the credit fund involved.

Environmental Education on Wheels

As part of the celebration of Unibanco’s 80th anniversary, the Educação Ambiental Sobre Rodas (Environmental Education on Wheels) program was launched in early August. Three pairs of trucks will drive through a number of the country’s cities, covering three different routes (South, inner-state São Paulo/Southeast and North/Northeast/Midwest), aiming at encouraging environmental education among students and teachers of the 1st to 4th grades of elementary school in the municipal school systems. Each pair of trucks will consist of one truck equipped with a “cinema”, showing a movie on Environmental Education, and another truck with an interactive exhibition area, showing pictures and videos, divided into areas that deal with the themes of Biodiversity, Water, Air, Garbage, Energy and Sustainable Consumption. The trucks will be parked in highly visible areas and will be visited by schools, by prior appointment, with the support of each town’s education bureau.

Unibanco Institute

The Unibanco Institute – responsible for the execution of the Social Responsibility activities of Unibanco – focuses on education, preferably on actions that support the social inclusion of underprivileged teenagers and young adults, as well as environmental education activities. Throughout the 1H04, the Institute signed new partnerships and has been actively participating in the development of important social projects that will benefit hundreds of youngsters, people with disabilities and the environment, such as: Projeto Educacional São Paulo 450 anos (partnership with Instituto Votorantim), Projeto Ver in ten municipalities of the states of Paraíba, Bahia and Pernambuco (partnership with Associação de Apoio à Alfabetização Solidária); Projeto Rocinha do Saber at Rio de Janeiro (partnership with Fundação Roberto Marinho and Viva Rio); Direitos Humanos nas Escolas, in São Paulo (partnership with O Centro de Direitos Humanos –CDH); Fazendinha at Niterói-RJ (partnership with Associação Pestalozzi from Niterói); IT and citizenship schools model expansion in Paraná (partnership with CDI- Comitê para Democratização da Informática); Estúdio Aprendiz in Salvador – BA (partnership Cipó- Comunicação Interativa); Natureza Jovem – Protetores da Serra, in Ceará (partnership with Associação Caatinga); Convívio Verde em Niterói-RJ, (partnership with Centro de Assessoria ao Movimento Popular-CAMPO), Centro de Educação Ambiental Juiz de Fora in Minas Gerais (association with Meio Ambiente de Juiz de Fora – AMAJF) and support to the Center for Brazilian Studies of Columbia University.

Moreira Salles Institute — IMS

The Moreira Salles Institute, Unibanco’s cultural arm, develops an important work of Brazilian culture preservation. During the last semester, the Moreira Salles Institute has stood out in its effort to broaden the reach of the public to its collections. First, with the exhibition “São Paulo, 450 anos: a imagem e a memória da cidade” of the Instituto Moreira Salles collection, in partnership with the Sesi Art Gallery, showing hundreds of images from its photographic archives. The exhibitions and guides tours have attracted more than 90 thousand people. Parallel to that, the Institute has published a special edition of the Cadernos de Fotografia Brasileira, which has become a reference about the city in the year that it celebrates its 450th anniversary. Thanks to the importance of the material, the Moreira Salles Institute was invited, last May, by the mayor of Paris, to exhibit a selection of photographs at the archeological crypt of the Cathedral of Notre Dame.

It is also worth mentioning that part of the musical archive of the Institute – precisely 13 thousand recorded songs from Humberto Franceschi collection – can already be listened at the IMS website free from charge.

Corporate Governance

The best possible corporate governance practices have long been routine at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, complying with to basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act whenever required by scenario changes.

Organizational Structure Changes

During 2Q04, the changes in the highest level of the organization were finalized: The following executives now report directly to Mr. Pedro Moreira Salles, CEO of the bank:

  Márcio Schettini: Retail
  João Dionísio Amoêdo: Wholesale
  José Rudge: Insurance
  Demósthenes Pinho Neto: Wealth Management
  Geraldo Travaglia: Planning, Control and Operations
  Daniel Gleizer: Risk and Macro Research
  Lucas Melo: Legal, Compliance, Auditing and Governmental Relations
  Marcos Caetano: Corporate Communication
  Marcelo Orticelli: Unibanco People (Human Resources)

The Board of Directors is formed by the following members:

  Chairman: Pedro Sampaio Malano
  Vice-Chairman: Pedro Moreira Salles

Directors:

  Armínio Fraga
  Gabriel Jorge Ferreira
  Israel Vainboim
  Joaquim Francisco de Castro Neto
  Pedro Bodin

The members of the board and top management executives elections are pending Brazil Central Bank homologation.

AUDIT COMMITTEE

The establishment of an Audit Committee, as per Brazilian Law, was approved. The Audit Committee has the power to, among other responsibilities, indicate, ad referendum of the Board of Directors, the External Independent Auditor; review the half-yearly financial statements; evaluate the External Auditors as well as Internal Audit; establish, divulge, monitor, and oversee procedures regarding compliance with legal requirements and recommendations on the correction, and improvement of internal policies and strategies.

The Audit Committee has the following structure:

  Gabriel Jorge Ferreira
  Eduardo Augusto Guimarães
  Guy Almeida Andrade

REVERSE STOCK SPLIT

Unibanco and Unibanco Holdings initiated the necessary procedures for the implementation of the reverse stock split of their shares (common, preferred and Units). The reverse stock split will be done at the ratio of 100 shares for every 1 share and will be effective as of August 30th 2004. The shares will be quoted on a per share basis and will be negotiated in lots of 100 shares. In the same date, the Global Depositary Receipts (GDRs) traded abroad will each represent 5 Units, instead of 500 Units. There will be no change in the number of GDRs issued or in the value of their pricing.

The reverse stock split will provide more efficiency in controlling and in the relationship with the shareholders and operational costs reduction, as well as being one more step in the quest for increasing liquidity for the shares in the local market.

Market Maker for Units

Unibanco hired LatinFinance Advisory & Research S.A. and Agora Senior Corretora de Titulos e Valores Mobiliarios S.A., a securities brokerage company, to be, respectively, advisor and Market Maker for UNITs (UBBR11) in the BOVESPA, the Sao Paulo Stock Exchange.

Stocks Trading

At Bovespa, the average daily volume of Units (Bovespa: UBBR11) traded in 1H04 was R$ 3.9 million, up 104% Y-o-Y. The average daily volume of GDSs traded in the New York Stock Exchange (NYSE) was higher than US$15 million in the same period.

Independent Auditors

To ensure the independence of its external auditors, Unibanco has a policy of limiting the services, other than the auditing services rendered by the external auditor, to an amount of remuneration which is less than 5% of the amount paid for the independent auditing services. Additionally, for the period ended June 30, 2004, the external auditors of Unibanco were hired only to render independent auditing services.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2004
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	June 30, 2004

10.0.0.00.00.00	TOTAL ASSETS	66,520,999.55
10.1.0.00.00.00	CURRENT ASSETS	45,208,183.16
10.1.1.00.00.00	CASH AND DUE FROM BANKS	814,854.33
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	16,274,345.54
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	10,373,678.39
10.1.2.22.00.00	Interbank Deposits	5,900,667.15
10.1.3.00.00.00	MARKETABLE SECURITIES	6,920,918.94
10.1.3.10.00.00	Own Portfolio	3,490,908.89
10.1.3.20.00.00	Subject to Repurchase Commitments	233,801.81
10.1.3.70.00.00	Pledged with Brazilian Central Bank	2,475,736.98
10.1.3.40.00.00	Pledged under Guarantees Rendered	393,953.82
10.1.3.85.00.00	Derivative Financial Instruments	326,517.44
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,548,619.69
10.1.4.10.00.00	Payments and Receipts Pending Settlement	640,503.44
10.1.4.20.00.00	Compulsory Deposits	3,905,953.97
10.1.4.20.10.00	Brazilian Central Bank	3,904,332.81
10.1.4.20.40.00	National Housing System - SFH	1,621.16
10.1.4.80.00.00	Correspondent Banks	2,162.28
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	97,306.88
10.1.5.10.00.00	Third-party Funds in Transit	144.57
10.1.5.20.00.00	Internal Transfers of Funds	97,162.31
10.1.6.00.00.00	LENDING OPERATIONS	11,914,140.75
10.1.6.10.00.00	Lending Operations	12,512,621.53
10.1.6.10.10.00	Public Sector	295,698.26
10.1.6.10.20.00	Private Sector	12,216,923.27
10.1.6.90.00.00	Allowance for Lending Losses	(598,480.78)
10.1.8.00.00.00	OTHER CREDITS	4,424,604.92
10.1.8.20.00.00	Foreign Exchange Portfolio	2,983,179.00
10.1.8.30.00.00	Income Receivable	297,694.04
10.1.8.40.00.00	Negotiation and Intermediation of Securities	221,086.72
10.1.8.70.00.00	Sundry	946,082.09
10.1.8.90.00.00	Allowance for Other Credits Losses	(23,436.93)
10.1.9.00.00.00	OTHER ASSETS	213,392.11
10.1.9.40.00.00	Other Assets	68,438.92
10.1.9.70.00.00	Allowance for Other Assets Losses	(20,515.89)
10.1.9.90.00.00	Prepaid Expenses	165,469.08
10.2.0.00.00.00	LONG-TERM ASSETS	14,654,558.76
10.2.2.00.00.00	INTERBANK INVESTMENTS	91,974.88
10.2.2.22.00.00	Interbank Deposits	91,974.88
10.2.3.00.00.00	MARKETABLE SECURITIES	4,947,922.33
10.2.3.10.00.00	Own Portfolio	2,851,998.19
10.2.3.20.00.00	Subject to Repurchase Commitments	1,355,124.83
10.2.3.70.00.00	Pledged with Brazilian Central Bank	312,924.48
10.2.3.40.00.00	Pledged under Guarantees Rendered	372,424.04
10.2.3.85.00.00	Derivative Financial Instruments	55,450.79
10.2.4.00.00.00	INTERBANK ACCOUNTS	44,438.36
10.2.4.20.00.00	Compulsory Deposits	44,438.36
10.2.4.20.40.00	National Housing System - SFH	44,438.36
10.2.6.00.00.00	LENDING OPERATIONS	6,804,433.58
10.2.6.10.00.00	Lending Operations	7,073,548.99
10.2.6.10.10.00	Public Sector	332,711.88
10.2.6.10.20.00	Private Sector	6,740,837.11
10.2.6.90.00.00	Allowance for Lending Losses	(269,115.41)
10.2.8.00.00.00	OTHER CREDITS	2,725,631.63
10.2.8.10.00.00	Receivables on Guarantees Honored	1,197.06
10.2.8.20.00.00	Foreign Exchange Portfolio	462.80
10.2.8.30.00.00	Income Receivable	2,827.35
10.2.8.70.00.00	Sundry	2,722,776.67
10.2.8.90.00.00	Allowance for Other Credits Losses	(1,632.25)
10.2.9.00.00.00	OTHER ASSETS	40,157.98
10.2.9.90.00.00	Prepaid Expenses	40,157.98
10.3.0.00.00.00	PERMANENT ASSETS	6,658,257.63
10.3.1.00.00.00	INVESTMENTS	5,908,525.81
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,874,907.68
10.3.1.20.10.00	Local	4,787,666.00
10.3.1.20.20.00	Foreign	1,087,241.68
10.3.1.50.00.00	Other Investments	64,402.02
10.3.1.90.00.00	Allowance for Losses	(30,783.89)
10.3.2.00.00.00	FIXED ASSETS	348,288.99
10.3.2.30.00.00	Land and buildings in use	166,138.59
10.3.2.40.00.00	Other Fixed Assets	737,452.12
10.3.2.90.00.00	Accumulated Depreciation	(555,301.72)
10.3.4.00.00.00	DEFERRED CHARGES	401,442.83
10.3.4.10.00.00	Organization and Expansion Costs	762,544.32
10.3.4.90.00.00	Accumulated Amortization	(361,101.49)
40.0.0.00.00.00	TOTAL LIABILITIES	66,520,999.55
40.1.0.00.00.00	CURRENT LIABILITIES	41,067,250.68
40.1.1.00.00.00	DEPOSITS	19,656,851.17
40.1.1.10.00.00	Demand Deposits	2,919,375.31
40.1.1.20.00.00	Savings Deposits	5,359,591.26
40.1.1.30.00.00	Interbank Deposits	534,638.30
40.1.1.40.00.00	Time Deposits	10,843,246.30
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,555,995.15
40.1.2.10.00.00	Own Portfolio	1,556,192.02
40.1.2.20.00.00	Third Parties Portfolio	5,799,551.15
40.1.2.30.00.00	Unrestricted Portfolio	3,200,251.98
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,617,818.29
40.1.3.30.00.00	Mortgage Notes	617,976.00
40.1.3.50.00.00	Securities Abroad	999,842.29
40.1.4.00.00.00	INTERBANK ACCOUNTS	567,672.74
40.1.4.10.00.00	Receipts and Payments Pending Settlement	541,239.29
40.1.4.40.00.00	Correspondent Banks	26,433.45
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	506,322.56
40.1.5.10.00.00	Third-Party Funds in Transit	506,310.99
40.1.5.20.00.00	Internal Transfer of Funds	11.57
40.1.6.00.00.00	BORROWINGS	3,487,438.27
40.1.6.10.00.00	Borrowings in Brazil – Governmental Agencies	349.02
40.1.6.30.00.00	Foreign Borrowings	3,487,089.25
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,401,632.67
40.1.7.10.00.00	National Treasury	4,070.84
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	651,442.16
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	729,270.76
40.1.7.90.00.00	Other Institutions	16,848.91
40.1.8.00.00.00	FOREIGN ONLENDINGS	72,920.56
40.1.8.10.00.02	Foreign Onlendings	72,920.56
40.1.9.00.00.00	OTHER LIABILITIES	3,200,599.27
40.1.9.10.00.00	Collection of Taxes and Social Contributions	267,893.91
40.1.9.20.00.00	Foreign Exchange Portfolio	1,153,850.47
40.1.9.30.00.00	Social and Statutory	259,177.84
40.1.9.40.00.00	Taxes and Social Security	135,051.20
40.1.9.50.00.00	Negotiation and Intermediation of Securities	33,580.14
40.1.9.85.00.00	Subordinated Debit	11,837.28
40.1.9.87.00.00	Derivative Financial Instruments	217,748.57
40.1.9.90.00.00	Sundry	1,121,459.86
40.2.0.00.00.00	LONG-TERM LIABILITIES	17,723,013.91
40.2.1.00.00.00	DEPOSITS	8,004,754.21
40.2.1.30.00.00	Interbank Deposits	45,011.61
40.2.1.40.00.00	Time Deposits	7,959,742.60
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	448,082.60
40.2.3.50.00.00	Securities Abroad	448,082.60
40.2.6.00.00.00	BORROWINGS	542,742.27
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	780.49
40.2.6.30.00.00	Foreign Borrowings	541,961.78
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	2,922,080.41
40.2.7.20.00.00	National Treasury	71,933.87
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,071,911.46
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	56,004.47
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	722,230.61
40.2.8.00.00.00	FOREIGN ONLENDINGS	184,985.78
40.2.8.10.00.00	Foreign Onlendings	184,985.78
40.2.9.00.00.00	OTHER LIABILITIES	5,620,368.64
40.2.9.40.00.00	Taxes and Social Security	255,269.18
40.2.9.85.00.00	Subordinated Debt	1,573,937.83
40.2.9.87.00.00	Derivative Financial Instruments	77,015.62
40.2.9.90.00.00	Sundry	3,714,146.01
40.5.0.00.00.00	DEFERRED INCOME	26,345.68
40.5.1.00.00.00	Deferred Income	26,345.68
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,704,389.28
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,482,339.43
40.6.1.20.00.00	Foreign Residents	1,517,660.57
40.6.4.00.00.00	Capital Reserves	158,685.10
40.6.5.00.00.00	Revaluation Reserves	9,807.41
40.6.6.00.00.00	Revenue Reserves	2,683,578.90
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(96,259.33)
40.6.9.00.00.00	Treasury Stocks	(51,422.80)

7003 - STATEMENT OF INCOME

CODE	DESCRIPTION	From April 1, 2004 to June 30, 2004	From January 1, 2004 to June 30, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,272,544.66	4,299,079.60
10.1.1.10.10.11	Lending Operations	1,268,314.82	2,389,498.24
10.1.1.10.10.15	Marketable Securities	922,388.79	1,672,543.74
10.1.1.10.10.16	Derivative Financial Instruments	(133,210.55)	(84,712.82)
10.1.1.10.10.17	Foreign Exchange Transactions	117,500.03	133,694.64
10.1.1.10.10.19	Compulsory Deposits	97,551.57	188,055.80
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(1,775,475.91)	(3,119,561.30)
10.1.1.10.20.12	Deposits and Securities Sold	(1,281,905.03)	(2,343,808.20)
10.1.1.10.20.14	Borrowings and Onlendings	(355,577.18)	(533,092.60)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(137,993.70)	(242,660.50)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	497,068.75	1,179,518.29
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(215,380.42)	(574,724.48)
10.1.1.20.21.00	Services Rendered	385,834.27	766,050.59
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(356,561.18)	(689,007.86)
10.1.1.20.24.00	Other Administrative Expenses	(389,289.47)	(772,794.15)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(63,268.49)	(126,805.89)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	268,971.54	468,701.08
10.1.1.20.25.00	Other Operating Income	152,590.62	180,703.88
10.1.1.20.32.00	Other Operating Expenses	(213,657.71)	(401,572.13)
10.1.1.00.00.00	OPERATING INCOME	281,688.33	604,793.81
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(973.97)	(13,520.00)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	280,714.36	591,273.82
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	61,852.38	75,435.60
10.2.1.00.00.00	Provision for Income Tax	10,529.01	(301.16)
10.2.2.00.00.00	Provision for Social Contribution	2,822.68	(202.06)
10.2.3.00.00.00	Deferred Tax Asset	48,500.69	75,938.82
10.3.0.00.00.00	PROFIT SHARING	(37,950.99)	(85,948.46)
10.0.0.00.00.00	NET INCOME	304,615.75	580,760.96
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(109,061.59)	(240,008.58)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000002181882725	0.000004159838439

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES			UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY	OTHERS

00.0.1.01.00.00	AT MARCH 31, 2004	3,690,601.81	158,472.50	10,013.39	326,948.57	3,073,084.62	250,000.00	(166,063.76)	147,251.87	(132,123.28)	7,358,185.72
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	-	137.87	-	137.87
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	-	69,804.43	-	-	69,804.43
00.0.1.05.00.00	CAPITAL INCREASE	1,309,398.19	-	-	-	(1.059.398,19)	(250,000.00)	-	-	-	-
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	212.60	-	-	-	-	-	-	-	212.60
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.15.00.00	REVALUATION RESERVES IN SUBSIDIARY/ASSOCIATED COMPANY	-	-	(205.98)	-	-	-	-	-	-	(205.98)
00.0.1.17.00.00	OTHERS	-	-	-	-	-	-	-	80,700.48	80,700.48
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	-	304,615.75	-	304,615.75
00.0.1.19.00.00	DESTINATIONS:
00.0.1.21.00.00	RESERVES	-	-	-	29,038.79	313,905.11	-	-	(342,943.90)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	-	(109,061.59)	-	(109,061.59)
00.0.1.00.00.00	AT JUNE 30, 2004	5,000,000.00	158,685.10	9,807.41	355,987.36	2,327,591.54	-	(96,259.33)	-	(51,422.80)	7,704,389.28
00.0.2.00.00.00	CHANGES IN THE PERIOD	1,309,398.19	212.60	(205.98)	29,038.79	(745,493.08)	(250,000.00)	69,804.43	(147,251.87)	80,700.48	346,203.56
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	-	0.000000781179565

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From April 1, 2004 to June 30,2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,726,426.32
10.1.0.00.00.00	NET INCOME FOR THE PERIOD	38,174.21
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	13,998.26
10.5.0.00.00.00	THIRD PARTY FUNDS	6,674,253.85
10.5.1.00.00.00	Increase in Liabilities	6,344,736.62
10.5.1.01.00.00	Deposits	1,447,860.23
10.5.1.02.00.00	Funds Obtained in the Open Market	3,331,427.31
10.5.1.07.00.00	Interbank and Interdepartmental accounts	231,139.42
10.5.1.08.00.00	Borrowings and Onlendings	546,511.72
10.5.1.09.00.00	Other Liabilities	787,797.94
10.5.2.00.00.00	Decrease in Assets	35,899.23
10.5.2.02.00.00	Marketable Securities	35,899.23
10.5.3.00.00.00	Sale of Assets and Investments	37,858.00
10.5.3.02.00.00	Foreclosed Assets	20,061.00
10.5.3.03.00.00	Fixed Assets	12,269.00
10.5.3.05.00.00	Investments	5,528.00
10.5.4.00.00.00	Dividends Received from Subsidiary Companies	255,760.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,697,883.71
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	109,061.59
20.4.0.00.00.00	INVESTMENTS IN	615,632.39
20.4.1.00.00.00	Investments in Subsidiary	589,373.80
20.4.2.00.00.00	Foreclosed Assets	5,288.00
20.4.3.00.00.00	Fixed Assets	13,787.94
20.4.5.00.00.00	Investments	7,182.65
20.5.0.00.00.00	DEFERRED CHARGES	20,346.21
20.6.0.00.00.00	INCREASE IN ASSETS	5,790,847.05
20.6.1.00.00.00	Interbank Investments	3,842,390.62
20.6.3.00.00.02	Interbank and Interdepartmental accounts	535,635.25
20.6.4.00.00.00	Lending Operations	900,940.95
20.6.6.00.00.00	Other Credits	499,166.50
20.6.7.00.00.00	Other Assets	12,713.73
20.7.0.00.00.00	DECREASE IN LIABILITIES	161,996.47
20.7.5.00.00.00	Mortgage Notes	161,996.47
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	28,542.61

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	786,311.72
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	814,854.33
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	28,542.61

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	June 30, 2004

10.0.0.00.00.00	TOTAL ASSETS	80,010,999.13
10.1.0.00.00.00	CURRENT ASSETS	57,749,851.86
10.1.1.00.00.00	CASH AND DUE FROM BANKS	1,038,977.24
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	13,997,163.21
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	10,359,392.34
10.1.2.22.00.00	Interbank Deposits	3,637,770.87
10.1.3.00.00.00	MARKETABLE SECURITIES	13,258,315.15
10.1.3.10.00.00	Own Portfolio	9,257,118.75
10.1.3.20.00.00	Subject to Repurchase Commitments	280,126.66
10.1.3.70.00.00	Pledged with Brazilian Central Bank	2,635,330.09
10.1.3.40.00.00	Pledged under Guarantees Rendered	784,100.05
10.1.3.85.00.00	Derivative Financial Instruments	301,639.60
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,823,025.14
10.1.4.10.00.00	Payments and Receipts Pending Settlement	665,167.56
10.1.4.20.00.00	Compulsory Deposits	4,150,853.02
10.1.4.20.10.00	Brazilian Central Bank	4,149,231.86
10.1.4.20.40.00	National Housing System - SFH	1,621.16
10.1.4.80.00.00	Correspondent Banks	7,004.56
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	97,757.37
10.1.5.10.00.00	Third-party Funds in Transit	567.48
10.1.5.20.00.00	Internal Transfers of Funds	97,189.89
10.1.6.00.00.00	LENDING OPERATIONS	17,397,974.03
10.1.6.10.00.00	Lending Operations	18,612,865.95
10.1.6.10.10.00	Public Sector	295,698.26
10.1.6.10.20.00	Private Sector	18,317,167.69
10.1.6.90.00.00	Allowance for Lending Losses	(1,214,891.92)
10.1.7.00.00.00	LEASING OPERATIONS	278,603.93
10.1.7.10.00.00	Leasing Operations	566,533.05
10.1.7.80.00.00	Unearned Leasing Income	(283,319.30)
10.1.7.90.00.00	Allowance for Leasing Losses	(4,609.82)
10.1.8.00.00.00	OTHER CREDITS	6,418,842.97
10.1.8.20.00.00	Foreign Exchange Portfolio	3,150,430.45
10.1.8.30.00.00	Income Receivable	121,883.59
10.1.8.40.00.00	Negotiation and Intermediation of Securities	115,026.62
10.1.8.70.00.00	Sundry	3,059,681.30
10.1.8.90.00.00	Allowance for Other Credits Losses	(28,178.99)
10.1.9.00.00.00	OTHER ASSETS	439,192.82
10.1.9.40.00.00	Other Assets	194,116.52
10.1.9.70.00.00	Allowance for Other Assets Losses	(54,775.49)
10.1.9.90.00.00	Prepaid Expenses	299,851.79
10.2.0.00.00.00	LONG-TERM ASSETS	18,749,668.03
10.2.2.00.00.00	INTERBANK INVESTMENTS	91,974.85
10.2.2.22.00.00	Interbank Deposits	91,974.85
10.2.3.00.00.00	MARKETABLE SECURITIES	5,687,253.38
10.2.3.10.00.00	Own Portfolio	3,581,961.20
10.2.3.20.00.00	Subject to Repurchase Commitments	1,355,124.83
10.2.3.70.00.00	Pledged with Brazilian Central Bank	313,163.89
10.2.3.40.00.00	Pledged under Guarantees Rendered	381,453.22
10.2.3.85.00.00	Derivative Financial Instruments	55,550.24
10.2.4.00.00.00	INTERBANK ACCOUNTS	44,438.36
10.2.4.20.00.00	Compulsory Deposits	44,438.36
10.2.4.20.40.00	National Housing System - SFH	44,438.36
10.2.6.00.00.00	LENDING OPERATIONS	7,658,560.31
10.2.6.10.00.00	Lending Operations	7,945,753.27
10.2.6.10.10.00	Public Sector	332,711.88
10.2.6.10.20.00	Private Sector	7,613,041.39
10.2.6.90.00.00	Allowance for Lending Losses	(287,192.96)
10.2.7.00.00.00	LEASING OPERATIONS	246,960.98
10.2.7.10.00.00	Leasing Operations	535,296.06
10.2.7.10.20.00	Private Sector	535,296.06
10.2.7.80.00.00	Unearned Leasing Income	(284,231.48)
10.2.7.90.00.00	Allowance for Leasing Losses	(4,103.60)
10.2.8.00.00.00	OTHER CREDITS	4,956,904.65
10.2.8.10.00.00	Receivables on Guarantees Honored	1,734.09
10.2.8.20.00.0	Foreign Exchange Portfolio	462.80
10.2.8.30.00.00	Income Receivable	3,668.55
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,140.88
10.2.8.70.00.00	Sundry	4,955,095.09
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,196.76)
10.2.9.00.00.00	OTHER ASSETS	63,575.50
10.2.9.90.00.00	Prepaid Expenses	63,575.50
10.3.0.00.00.00	PERMANENT ASSETS	3,511,479.24
10.3.1.00.00.00	INVESTMENTS	1,849,593.46
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,682,733.45
10.3.1.20.10.00	Local	1,682,733.45
10.3.1.50.00.00	Other Investments	230,506.25
10.3.1.90.00.00	Allowance for Losses	(63,646.24)
10.3.2.00.00.00	FIXED ASSETS	955,897.72
10.3.2.30.00.00	Land and buildings in use	652,203.31
10.3.2.40.00.00	Other Fixed Assets	1,328,025.04
10.3.2.90.00.00	Accumulated Depreciation	(1,024,330.63)
10.3.3.00.00.00	LEASED FIXED ASSETS	331.68
10.3.3.20.00.00	Leased Assets	789.35
10.3.3.90.00.00	Accumulated Depreciation	(457.67)
10.3.4.00.00.00	DEFERRED CHARGES	705,656.38
10.3.4.10.00.00	Organization and Expansion Costs	1,371,134.78
10.3.4.90.00.00	Accumulated Amortization	(665,478.40)
40.0.0.00.00.00	TOTAL LIABILITIES	80,010,999.13
40.1.0.00.00.00	CURRENT LIABILITIES	48,128,238.02
40.1.1.00.00.00	DEPOSITS	21,202,344.94
40.1.1.10.00.00	Demand Deposits	2,953,415.17
40.1.1.20.00.00	Savings Deposits	5,971,098.55
40.1.1.30.00.00	Interbank Deposits	144,259.65
40.1.1.40.00.00	Time Deposits	12,133,571.57
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,153,762.15
40.1.2.10.00.00	Own Portfolio	1,603,233.50
40.1.2.20.00.00	Third Parties Portfolio	5,364,505.40
40.1.2.30.00.00	Unrestricted Portfolio	3,186,023.25
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,904,760.49
40.1.3.30.00.00	Mortgage Notes	633,537.52
40.1.3.50.00.00	Securities Abroad	1,271,222.97
40.1.4.00.00.00	INTERBANK ACCOUNTS	595,579.05
40.1.4.10.00.00	Receipts and Payments Pending Settlement	585,393.92
40.1.4.40.00.00	Correspondent Banks	10,185.13
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	508,527.81
40.1.5.10.00.00	Third-Party Funds in Transit	508,342.19
40.1.5.20.00.00	Internal Transfer of Funds	185.62
40.1.6.00.00.00	BORROWINGS	3,905,134.04
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	349.02
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	190,022.39
40.1.6.30.00.00	Foreign Borrowings	3,714,762.63
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,773,748.69
40.1.7.10.00.00	National Treasury	4,070.84
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	675,127.56
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,077,701.37
40.1.7.90.00.00	Other Institutions	16,848.92
40.1.8.00.00.00	FOREIGN ONLENDINGS	79,112.50
40.1.8.10.00.00	Foreign Onlendings	79,112.50
40.1.9.00.00.00	OTHER LIABILITIES	8,005,268.35
40.1.9.10.00.00	Collection of Taxes and Social Contributions	275,464.84
40.1.9.20.00.00	Foreign Exchange Portfolio	1,162,593.78
40.1.9.30.00.00	Social and Statutory	426,195.85
40.1.9.40.00.00	Taxes and Social Security	423,229.34
40.1.9.50.00.00	Negotiation and Intermediation of Securities	273,619.17
40.1.9.85.00.00	Subordinated Debt	12,364.99
40.1.9.87.00.00	Derivative Financial Instruments	188,421.65
40.1.9.90.00.00	Sundry	5,243,378.73
40.2.0.00.00.00	LONG-TERM LIABILITIES	23,316,404.09
40.2.1.00.00.00	DEPOSITS	8,126,022.89
40.2.1.30.00.00	Interbank Deposits	49,523.29
40.2.1.40.00.00	Time Deposits	8,076,499.60
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	452,265.30
40.2.3.50.00.00	Securities Abroad	452,265.30
40.2.6.00.00.00	BORROWINGS	462,322.54
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	780.49
40.2.6.30.00.00	Foreign Borrowings	461,542.05
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,332,150.15
40.2.7.10.00.00	National Treasury	71,933.87
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,116,303.31
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	56,004.46
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,087,908.51
40.2.8.00.00.00	FOREIGN ONLENDINGS	184,985.78
40.1.8.10.00.00	Foreign Onlendings	184,985.78
40.2.9.00.00.00	OTHER LIABILITIES	10,758,657.43
40.2.9.40.00.00	Taxes and Social Security	1,011,105.46
40.2.9.85.00.00	Subordinated Debt	1,665,585.08
40.2.9.87.00.00	Derivative Financial Instruments	75,575.10
40.2.9.90.00.00	Sundry	8,006,391.79
40.5.0.00.00.00	DEFERRED INCOME	94,625.72
40.5.1.00.00.00	Deferred Income	94,625.72
40.9.0.00.00.00	MINORITY INTEREST	767,342.02
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,704,389.28
40.6.1.00.00.00	Capital	5,000,000.00
40.6.1.10.00.00	Local Residents	3,482,339.43
40.6.1.20.00.00	Foreign Residents	1,517,660.57
40.6.4.00.00.00	Capital Reserves	158,685.10
40.6.5.00.00.00	Revaluation Reserve	9,807.41
40.6.6.00.00.00	Revenue Reserves	2,683,578.90
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(96,259.33)
40.6.9.00.00.00	Treasury Stocks	(51,422.80)

7007 - CONSOLIDATED STATEMENT OF INCOME

CODE	DESCRIPTION	From April 1, 2004 to June 30, 2004	From January 1, 2004 to June 30, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	3,111,881.73	5,787,190.46
10.1.1.10.10.11	Lending Operations	2,078,972.43	3,879,489.81
10.1.1.10.10.13	Leasing Operations	29,969.13	54,290.42
10.1.1.10.10.15	Marketable Securities	887,705.11	1,615,076.22
10.1.1.10.10.16	Derivative Financial Instruments	(101,113.06)	(85,832.36)
10.1.1.10.10.17	Foreign Exchange Transactions	118,266.52	135,086.45
10.1.1.10.10.19	Compulsory Deposits	98,081.60	189,079.92
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,112,285.64)	(3,706,692.43)
10.1.1.10.20.12	Deposits and Securities Sold	(1,414,488.72)	(2,496,387.65)
10.1.1.10.20.14	Borrowings and Onlendings	(381,049.84)	(580,865.97)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(316,747.08)	(629,438.81)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	999,596.09	2,080,498.03
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(598,887.19)	(1,209,087.31)
10.1.1.20.21.00	Services Rendered	820,102.66	1,560,676.33
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(484,116.03)	(943,127.62)
10.1.1.20.24.00	Other Administrative Expenses	(758,094.75)	(1,442,073.00)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(173,849.87)	(330,841.56)
10.1.1.20.23.00	Equity in Results of Subsidiary and
	Associated Companies	(1,081.33)	4,979.25
10.1.1.20.25.00	Other Operating Income	1,300,532.70	2,403,967.76
10.1.1.20.32.00	Other Operating Expenses	(1,302,380.57)	(2,462,668.47)
10.1.1.00.00.00	OPERATING INCOME	400,708.90	871,410.72
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	18,490.84	6,314.72
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	419,199.74	877,725.44
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(18,839.89)	(97,384.16)
10.2.1.00.00.00	Provision for income tax	(65,302.15)	(130,350.48)
10.2.2.00.00.00	Provision for social contribution	(23,752.07)	(45,538.55)
10.2.3.00.00.00	Deferred tax asset	70,214.33	78,504.87
10.3.0.00.00.00	PROFIT SHARING	(56,842.70)	(125,731.83)
40.0.0.00.00.00	MINORITY INTEREST	(38,901.40)	(73,848.49)
10.0.0.00.00.00	NET INCOME	343,517.15	654,609.45
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(109,061.59)	(240,008.58)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000002181882725	0.000004159838439

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES			UNREALIZED GAINS AND LOSSES- MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY	OTHERS

00.0.1.01.00.00	AT MARCH 31, 2004	3,690,601.81	158,472.50	10,013.39	326,948.57	3,073,084.62	250,000.00	(166,063.76)	147,251.87	(132,123.28)	7,358,185.72
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	-	137.87	-	137.87
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	-	69,804.43	-	-	69,804.43
00.0.1.05.00.00	CAPITAL INCREASE	1,309,398.19	-	-	-	(1.059.398,19)	(250,000.00)	-	-	-	-
00.0.1.12.00.00	RESTATEMENT OF MEMBERSHIP CERTIFICATES	-	212.60	-	-	-	-	-	-	-	212.60
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.15.00.00	REVALUATION RESERVES IN SUBSIDIARY/ASSOCIATED COMPANY	-	-	(205.98)	-	-	-	-	-	-	(205.98)
00.0.1.17.00.00	OTHERS	-	-	-	-	-	-	-	80,700.48	80,700.48
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	-	304,615.75	-	304,615.75
00.0.1.19.00.00	DESTINATIONS:
00.0.1.21.00.00	RESERVES	-	-	-	29,038.79	313,905.11	-	-	(342,943.90)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	-	(109,061.59)	-	(109,061.59)
00.0.1.00.00.00	AT JUNE 30, 2004	5,000,000.00	158,685.10	9,807.41	355,987.36	2,327,591.54	-	(96,259.33)	-	(51,422.80)	7,704,389.28
00.0.2.00.00.00	CHANGES IN THE PERIOD	1,309,398.19	212.60	(205.98)	29,038.79	(745,493.08)	(250,000.00)	69,804.43	(147,251.87)	80,700.48	346,203.56
00.0.6.00.00.00	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	-	0.000000781179565

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From April 1, 2004 to June 30, 2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	9,516,669.02
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	434,209.08
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	14,363.73
10.5.0.00.00.00	THIRD PARTY FUNDS	9,068,096.21
10.5.1.00.00.00	Increase in Liabilities	8,387,655.50
10.5.1.01.00.00	Deposits	1,914,686.79
10.5.1.02.00.00	Funds Obtained in the Open Market	3,012,441.63
10.5.1.07.00.00	Interbank and Interdepartmental accounts	232,447.53
10.5.1.08.00.00	Borrowings and Onlendings	898,180.25
10.5.1.09.00.00	Other Liabilities	2,329,899.30
10.5.3.00.00.00	Sale of Assets and Investments	680,190.71
10.5.3.02.00.00	Foreclosed Assets	623,751.71
10.5.3.03.00.00	Fixed Assets	49,972.00
10.5.3.05.00.00	Investments	6,467.00
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	250.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	9,412,599.83
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED / DISTRIBUTED	109,061.59
20.4.0.00.00.00	INVESTMENTS IN	428,527.32
20.4.1.00.00.00	Investments in Subsidiary	338,342.00
20.4.2.00.00.00	Foreclosed Assets	55,652.00
20.4.3.00.00.00	Fixed Assets	31,518.26
20.4.5.00.00.00	Investments	3,015.06
20.5.0.00.00.00	DEFERRED CHARGES	58,276.29
20.6.0.00.00.00	INCREASE IN ASSETS	8,654,887.26
20.6.1.00.00.00	Interbank Investments	3,591,311.69
20.6.2.00.00.00	Marketable Securities	930,557.22
20.6.3.00.00.02	Interbank and Interdepartmental accounts	535,030.29
20.6.4.00.00.00	Lending Operations	2,328,746.19
20.6.5.00.00.01	Leasing Operations	37,957.83
20.6.6.00.00.00	Other Credits	1,209,748.95
20.6.7.00.00.00	Other Assets	21,535.09
20.7.0.00.00.00	DECREASE IN LIABILITIES	161,847.37
20.7.5.00.00.00	Mortgage Notes	161,847.37
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	104,069.19

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	934,908.05
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,038,977.24
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	104,069.19

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	June 30, 2004

10.0.0.00.00.00	TOTAL ASSETS	72,189,933.83
10.1.0.00.00.00	CURRENT ASSETS	49,836,144.52
10.1.1.00.00.00	CASH AND DUE FROM BANKS	977,488.66
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	13,740,171.63
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	10,357,859.93
10.1.2.22.00.00	Interbank Deposits	3,382,311.70
10.1.3.00.00.00	MARKETABLE SECURITIES	8,069,193.60
10.1.3.10.00.00	Own Portfolio	4,052,698.22
10.1.3.20.00.00	Subject to Repurchase Commitments	280,126.66
10.1.3.70.00.00	Pledged with Brazilian Central Bank	2,660,450.23
10.1.3.40.00.00	Pledged under Guarantees Rendered	776,681.24
10.1.3.85.00.00	Derivative Financial Instruments	299,237.25
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,825,546.22
10.1.4.10.00.00	Payments and Receipts Pending Settlement	670,124.68
10.1.4.20.00.00	Compulsory Deposits	4,151,007.85
10.1.4.20.10.00	Brazilian Central Bank	4,149,386.69
10.1.4.20.40.00	National Housing System - SFH	1,621.16
10.1.4.80.00.00	Correspondent Banks	4,413.69
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	97,729.89
10.1.5.10.00.00	Third-party Funds in Transit	567.48
10.1.5.20.00.00	Internal Transfers of Funds	97,162.41
10.1.6.00.00.00	LENDING OPERATIONS	15,856,444.40
10.1.6.10.00.00	Lending Operations	16,961,198.04
10.1.6.10.10.00	Public Sector	295,698.26
10.1.6.10.20.00	Private Sector	16,665,499.78
10.1.6.90.00.00	Allowance for Lending Losses	(1,104,753.64)
10.1.7.00.00.00	LEASING OPERATIONS	8,066.81
10.1.7.10.00.00	Leasing Operations	295,792.44
10.1.7.10.20.00	Private Sector	295,792.44
10.1.7.80.00.00	Unearned Leasing Income	(283,115.81)
10.1.7.90.00.00	Allowance for Leasing Losses	(4,609.82)
10.1.8.00.00.00	OTHER CREDITS	5,947,761.53
10.1.8.20.00.00	Foreign Exchange Portfolio	3,150,430.45
10.1.8.30.00.00	Income Receivable	369,006.84
10.1.8.40.00.00	Negotiation and Intermediation of Securities	115,026.50
10.1.8.70.00.00	Sundry	2,372,368.43
10.1.8.90.00.00	Allowance for Other Credits Losses	(59,070.69)
10.1.9.00.00.00	OTHER ASSETS	313,741.78
10.1.9.40.00.00	Other Assets	138,937.61
10.1.9.70.00.00	Allowance for Other Assets Losses	(43,599.49)
10.1.9.90.00.00	Prepaid Expenses	218,403.66
10.2.0.00.00.00	LONG-TERM ASSETS	16,885,421.31
10.2.2.00.00.00	INTERBANK INVESTMENTS	91,974.85
10.2.2.22.00.00	Interbank Deposits	91,974.85
10.2.3.00.00.00	MARKETABLE SECURITIES	4,723,621.11
10.2.3.10.00.00	Own Portfolio	2,621,729.78
10.2.3.20.00.00	Subject to Repurchase Commitments	1,355,124.83
10.2.3.70.00.00	Pledged with Brazilian Central Bank	313,403.34
10.2.3.40.00.00	Pledged under Guarantees Rendered	378,022.76
10.2.3.85.00.00	Derivative Financial Instruments	55,340.40
10.2.4.00.00.00	INTERBANK ACCOUNTS	44,438.36
10.2.4.20.00.00	Compulsory Deposits	44,438.36
10.2.4.20.40.00	National Housing System - SFH	44,438.36
10.2.6.00.00.00	LENDING OPERATIONS	7,671,031.95
10.2.6.10.00.00	Lending Operations	7,958,224.91
10.2.6.10.10.00	Public Sector	332,711.88
10.2.6.10.20.00	Private Sector	7,625,513.03
10.2.6.90.00.00	Allowance for Lending Losses	(287,192.96)
10.2.7.00.00.00	LEASING OPERATIONS	(11,298.50)
10.2.7.10.00.00	Leasing Operations	276,806.97
10.2.7.10.20.00	Private Sector	276,806.97
10.2.7.80.00.00	Unearned Leasing Income	(284,001.87)
10.2.7.90.00.00	Allowance for Leasing Losses	(4,103.60)
10.2.8.00.00.00	OTHER CREDITS	4,302,078.23
10.2.8.10.00.00	Receivables on Guarantees Honored	1,734.09
10.2.8.20.00.00	Foreign Exchange Portfolio	462.80
10.2.8.30.00.00	Income Receivable	3,668.55
10.2.8.40.00.00	Negotiation and Intermediation of Securities	2,140.88
10.2.8.70.00.00	Sundry	4,300,268.67
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,196.76)
10.2.9.00.00.00	OTHER ASSETS	63,575.31
10.2.9.90.00.00	Prepaid Expenses	63,575.31
10.3.0.00.00.00	PERMANENT ASSETS	5,468,368.00
10.3.1.00.00.00	INVESTMENTS	2,895,490.39
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	2,420,779.11
10.3.1.20.10.00	Local Residents	2,125,333.20
10.3.1.20.20.00	Foreign residents	295,445.91
10.3.1.50.00.00	Other Investments	520,929.00
10.3.1.90.00.00	Allowance for Losses	(46,217.72)
10.3.2.00.00.00	FIXED ASSETS	388,707.46
10.3.2.30.00.00	Land and buildings in use	186,543.21
10.3.2.40.00.00	Other Fixed Assets	825,953.19
10.3.2.90.00.00	Accumulated Depreciation	(623,788.94)
10.3.3.00.00.00	LEASED FIXED ASSETS	882,242.45
10.3.3.20.00.00	Leased Assets	1,512,455.09
10.3.3.90.00.00	Accumulated depreciation	(630,212.64)
10.3.4.00.00.00	DEFERRED CHARGES	1,301,927.70
10.3.4.10.00.00	Organization and Expansion Costs	1,977,680.05
10.3.4.90.00.00	Accumulated Amortization	(675,752.35)
40.0.0.00.00.00	TOTAL LIABILITIES	72,189,933.83
40.1.0.00.00.00	CURRENT LIABILITIES	44,702,309.84
40.1.1.00.00.00	DEPOSITS	21,254,612.69
40.1.1.10.00.00	Demand Deposits	2,944,729.30
40.1.1.20.00.00	Savings Deposits	5,971,098.55
40.1.1.30.00.00	Interbank Deposits	159,475.81
40.1.1.40.00.00	Time Deposits	12,179,309.03
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	10,146,233.39
40.1.2.10.00.00	Own Portfolio	1,601,820.25
40.1.2.20.00.00	Third Parties Portfolio	5,359,924.28
40.1.2.30.00.00	Unrestricted Portfolio	3,184,488.86
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	1,877,969.83
40.1.3.30.00.00	Mortgage Notes	617,976.00
40.1.3.50.00.00	Securities Abroad	1,259,993.83
40.1.4.00.00.00	INTERBANK ACCOUNTS	625,411.64
40.1.4.10.00.00	Receipts and Payments Pending Settlement	593,175.18
40.1.4.40.00.00	Correspondent Banks	32,236.46
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	508,496.31
40.1.5.10.00.00	Third-Party Funds in Transit	508,342.19
40.1.5.20.00.00	Internal Transfer of Funds	154.12
40.1.6.00.00.00	BORROWINGS	3,695,435.49
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	349.02
40.1.6.30.00.00	Foreign Borrowings	3,695,086.47
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,773,528.28
40.1.7.10.00.00	National Treasury	4,070.84
40.1.7.30.00.00	BNDES ( National Economic Development Bank)	675,127.56
40.1.7.40.00.00	CEF (Federal Savings and Loans Bank)	16,848.92
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	1,077,480.96
40.1.8.00.00.00	FOREIGN ONLENDING	79,112.50
40.1.8.10.00.00	Foreign Onlending	79,112.50
40.1.9.00.00.00	OTHER LIABILITIES	4,741,509.71
40.1.9.10.00.00	Collection of Taxes and Social Contributions	269,096.90
40.1.9.20.00.00	Foreign Exchange Portfolio	1,162,593.78
40.1.9.30.00.00	Social and Statutory	291,772.23
40.1.9.40.00.00	Taxes and Social Security	283,143.83
40.1.9.50.00.00	Negotiation and Intermediation of Securities	272,669.56
40.1.9.85.00.00	Subordinated Debt	12,364.99
40.1.9.87.00.00	Derivative Financial Instruments	187,800.87
40.1.9.90.00.00	Sundry	2,262,067.55
40.2.0.00.00.00	LONG-TERM LIABILITIES	19,515,998.49
40.2.1.00.00.00	DEPOSITS	8,360,868.66
40.2.1.30.00.00	Interbank Deposits	49,523.29
40.2.1.40.00.00	Time Deposits	8,311,345.37
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	443,076.42
40.2.3.50.00.00	Securities Abroad	443,076.42
40.2.6.00.00.00	BORROWINGS	462,322.54
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	780.49
40.2.6.30.00.00	Foreign Borrowings	461,542.05
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,331,640.34
40.2.7.10.00.00	National Treasury	71,933.87
40.2.7.30.00.00	BNDES ( National Economic Development Bank)	2,116,303.31
40.2.7.40.00.00	CEF (Federal Savings and Loans Bank)	56,004.46
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,087,398.70
40.2.8.00.00.00	FOREIGN ONLENDINGS	184,985.78
40.2.8.10.00.00	Foreign Onlendings	184,985.78
40.2.9.00.00.00	OTHER LIABILITIES	6,733,104.75
40.2.9.40.00.00	Taxes and Social Security	623,969.54
40.2.9.85.00.00	Subordinated Debt	1,668,840.19
40.2.9.87.00.00	Derivative Financial Instruments	75,535.50
40.2.9.90.00.00	Sundry	4,364,759.52
40.5.0.00.00.00	DEFERRED INCOME	34,259.26
40.5.1.00.00.00	Deferred Income	34,259.26
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,937,366.24
40.6.1.00.00.00	Capital	5,159,038.65
40.6.1.10.00.00	Local Residents	3,640,446.84
40.6.1.20.00.00	Foreign Residents	1,518,591.81
40.6.2.00.00.00	(Capital to be realized)	(1,250.00)
40.6.4.00.00.00	Capital Reserves	179,889.25
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	9,807.69
40.6.6.00.00.00	Revenue Reserves	2,699,457.78
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(100,287.01)
40.6.8.00.00.00	Retained earnings	42,132.73
40.6.9.00.00.00	Treasury Stock	(51,422.85)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

CODE	DESCRIPTION	From April 1, 2004 to June 30, 2004	From January 1, 2004 to June 30, 2004

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,975,004.90	5,606,932.52
10.1.1.10.10.11	Lending Operations	1,954,526.45	3,706,055.66
10.1.1.10.10.13	Leasing Operations	29,969.13	54,290.42
10.1.1.10.10.15	Marketable Securities	871,725.45	1,581,817.89
10.1.1.10.10.16	Derivative Financial Instruments	(102,467.88)	(64,301.46)
10.1.1.10.10.17	Foreign Exchange Transactions	123,170.15	139,990.09
10.1.1.10.10.19	Compulsory Deposits	98,081.60	189,079.92
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(2,067,918.40)	(3,648,664.90)
10.1.1.10.20.12	Deposits and Securities Sold	(1,398,690.14)	(2,482,886.83)
10.1.1.10.20.14	Borrowings and Onlendings	(380,008.67)	(574,961.48)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(289,219.59)	(590,816.59)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	907,086.50	1,958,267.62
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(553,322.13)	(1,203,232.61)
10.1.1.20.21.00	Services Rendered	491,496.30	981,968.53
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(390,491.70)	(751,242.57)
10.1.1.20.24.00	Other Administrative Expenses	(559,304.50)	(1,127,202.67)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(86,402.45)	(173,337.38)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	168,321.63	244,861.59
10.1.1.20.25.00	Other Operating Income	57,249.92	101,967.85
10.1.1.20.32.00	Other Operating Expenses	(234,191.33)	(480,247.96)
10.1.1.00.00.00	OPERATING INCOME	353,764.37	755,035.01
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	(2,641.91)	(16,954.81)
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	351,122.46	738,080.20
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	9,122.42	(32,553.89)
10.2.1.00.00.00	Provision for Income Tax	(17,979.43)	(54,779.45)
10.2.2.00.00.00	Provision for Social Contribution	(8,134.89)	(20,921.30)
10.2.3.00.00.00	Deferred Tax Asset	35,236.74	43,146.86
10.3.0.00.00.00	PROFIT SHARING	(47,748.73)	(104,746.63)
10.0.0.00.00.00	NET INCOME	312,496.15	600,779.68
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(109,061.59)	(240,008.58)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000002270859099	0.000004303227280

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From April 1, 2004 to June 30, 2004

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	8,296,561.55
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	314,478.00
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	16,043.77
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	162,265.86
10.3.3.00.00.00	Other (+/-)	162,265.86
10.5.0.00.00.00	THIRD PARTY FUNDS	7,803,773.92
10.5.1.00.00.00	Increase in Liabilities	7,206,014.20
10.5.1.01.00.00	Deposits	2,092,386.15
10.5.1.02.00.00	Funds Obtained in the Open Market	3,008,614.22
10.5.1.07.00.00	Interbank and Interdepartmental accounts	207,569.03
10.5.1.08.00.00	Borrowings and Onlendings	883,751.62
10.5.1.09.00.00	Other Liabilities	1,013,693.18
10.5.2.00.00.00	Decrease in Assets	817.83
10.5.2.05.00.00	Leasing Operations	817.83
10.5.3.00.00.00	Sale of Assets and Investments	94,616.81
10.5.3.02.00.00	Foreclosed Assets	28,907.13
10.5.3.03.00.00	Fixed Assets	12,300.87
10.5.3.04.00.00	Leased Fixed Assets	41,316.83
10.5.3.05.00.00	Investments	12,091.98
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	502,325.08
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	8,220,241.34
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	109,061.56
20.4.0.00.00.00	INVESTMENTS IN	921,558.77
20.4.1.00.00.00	Investments in subsidiaries	711,082.57
20.4.2.00.00.00	Foreclosed Assets	25,327.04
20.4.3.00.00.00	Fixed Assets	21,170.42
20.4.4.00.00.00	Leased Fixed Assets	113,524.19
20.4.5.00.00.00	Investments	50,454.55
20.5.0.00.00.00	DEFERRED CHARGES	46,152.94
20.6.0.00.00.00	INCREASE IN ASSETS	6,981,471.60
20.6.1.00.00.00	Interbank Investments	3,650,957.99
20.6.2.00.00.00	Marketable Securities	583,274.01
20.6.3.00.00.02	Interbank and Interdepartmental accounts	539,232.04
20.6.4.00.00.00	Lending Operations	1,579,020.00
20.6.6.00.00.00	Other Credits	610,874.71
20.6.7.00.00.00	Other Assets	18,112.85
20.7.0.00.00.00	DECREASE IN LIABILITIES	161,996.47
20.7.7.00.00.00	Mortgage Notes	161,996.47
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	76,320.21
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	901,168.48
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	977,488.66
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	76,320.18

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	June 30, 2004

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	75,953,166.68
10.1.0.00.00-2	AVAILABLE FUNDS	1,038,937.75
10.1.1.00.00-5	Cash	661,842.41
10.1.2.00.00-8	Bank Deposits	50,120.93
10.1.3.00.00-1	Free Reserves	962.04
10.1.5.00.00-7	Foreign Money Supply	326,012.37
10.1.5.10.00-4	FOREIGN BANK DEPOSITS	287,047.68
10.1.5.20.00-1	FOREIGN AVAILABLE FUNDS	38,964.69
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	14,089,153.12
10.2.1.00.00-4	Securities Purchased Under Resale Agreements	10,359,407.39
10.2.1.10.00-1	RESALES TO LIQUIDATE - OWN PORTFOLIO	3,826,085.99
10.2.1.10.10-4	Federal Government Securities	3,826,070.94
10.2.1.10.90-8	Other	15.05
10.2.1.20.00-8	RESALES TO LIQUIDATE - THIRD PORTFOLIO	5,778,931.19
10.2.1.40.00-2	UNRESTRICIT PORTFOLIO COMMITMENTS RIGHTS	754,390.21
10.2.2.00.00-7	Interbank Deposits	3,550,030.09
10.2.2.10.00-4	INTERBANK DEPOSITS	3,550,030.09
10.2.6.00.00-9	Foreign Currency Investments	179,715.64
10.2.6.10.00-6	PRIOR NOTICE AND FIXED TIME	46,746.94
10.2.6.20.00-3	BRAZILIAN CENTRAL BANK - EXCESS OF POSITION	132,968.70
10.3.0.00.00-0	MARKETABLE SECURITIES	18,945,957.83
10.3.1.00.00-3	Marketable Securities	12,839,141.15
10.3.1.10.00-0	FIXED RATE SECURITIES	6,068,158.94
10.3.1.10.10-3	Federal Government Securities	3,382,266.86
10.3.1.10.30-9	Financial Institutions	504,485.46
10.3.1.10.62-2	Securities Certificates Receivables	124.60
10.3.1.10.90-7	Others	2,181,282.02
10.3.1.15.00-5	MUTUAL FUNDS	4,549,033.31
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve	70,285.05
10.3.1.17.40-5	EQUITY FUNDS	70,285.05
10.3.1.20.00-7	Floating Rate Securities - Others	160,365.04
10.3.1.20.10-0	Listed Companies	66,607.38
10.3.1.20.20-3	Non-listed Companies	27,360.04
10.3.1.20.40-9	Equity Funds	66,397.62
10.3.1.85.00-4	FOREIGN MARKETABLE SECURITIES	1,991,298.81
10.3.1.85.10-7	Brazilian Sovereign Bonds	975,022.27
10.3.1.85.20-0	Securities of Foreign Governments	223,981.84
10.3.1.85.30-3	Brazilian State-Owned Companies	128,508.76
10.3.1.85.90-1	Others	663,785.94
10.3.2.00.00-6	SUBJECT TO COMMITMENTS	1,635,251.48
10.3.2.10.00-3	Subject to Repurchase Commitments	1,635,251.48
10.3.2.10.10-6	Federal Government Securities	1,505,065.81
10.3.2.10.90-0	Other	130,185.67
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	357,517.94
10.3.3.10.00-6	Derivative Financial Instruments	19,138.06
10.3.3.15.00-1	Derivative Financial Instruments - Swap	338,379.88
10.3.4.00.00-2	Pledged With Brazilian Central Bank	2,948,493.99
10.3.4.10.00-9	PLEDGED WITH BRAZILIAN CENTRAL BANK	2,948,493.99
10.3.6.00.00-8	Pledged Under Guarantee Rendered	1,165,553.27
10.3.6.10.00-5	PLEDGED UNDER GUARANTEE RENDERED	1,165,553.27
10.3.6.10.10-8	Federal Government Securities	1,161,810.38
10.3.6.10.90-2	Other	3,742.89
10.4.0.00.00-9	INTERBANK ACCOUNTS	4,867,463.49
10.4.1.00.00-2	Check Clearing	665,167.56
10.4.2.00.00-5	Restricted Deposits	4,195,291.37
10.4.2.10.00-2	BRAZILIAN CENTRAL BANK	4,149,231.85
10.4.2.50.00-0	SFH - FAHBRE and FGTS DEPOSITS TO REIMBURSE	1,621.16
10.4.2.65.00-2	SFH - Salary Variations Compensation Fund	44,438.36
10.4.2.65.10-5	Novation Option	44,438.36
10.4.4.00.00-1	Correspondent Banks	7,004.56
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	97,757.37
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	23,742,861.92
10.6.1.00.00-0	Lending Operations	23,746,093.61
10.6.1.10.00-7	LOANS AND DISCOUNTED LOANS	13,496,250.04
10.6.1.20.00-4	FINANCING	9,827,364.92
10.6.1.30.00-1	AGRICULTURAL	847,899.69
10.6.1.40.00-8	REAL ESTATE LOANS	928,710.49
10.6.1.40.30-7	Habitational Loans	928,710.49
10.6.1.90.00-3	ALLOWANCE FOR LOAN LOSSES	(1,354,131.53)
10.6.2.00.00-3	Leasing Operations	(3,231.69)
10.6.2.10.00-0	LEASING OPERATIONS	5,481.73
10.6.2.90.00-6	ALLOWANCE FOR LEASING OPERATIONS LOSSES	(8,713.42)
10.9.0.00.00-4	OTHER RECEIVABLES	13,171,035.20
10.9.1.00.00-7	Guarantees Honored	1,734.09
10.9.2.00.00-0	Foreign Exchange	3,150,893.26
10.9.2.06.00-4	UNSETTLED EXCHANGE PURCHASES	2,566,861.05
10.9.2.06.10-7	Export and Interbank Contracts	2,172,145.97
10.9.2.06.30-3	Financial Contracts	34,111.00
10.9.2.06.32-7	Financial Contracts	175,714.95
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	184,889.13
10.9.2.13.00-4	UNSETTLED EXCHANGE PURCHASES - FLOATING	643.03
10.9.2.13.50-9	Financial	643.03
10.9.2.25.00-9	Rights on Foreign Exchange Sold	648,441.16
10.9.2.25.10-2	IMPORT AND FINANCIAL CONTRACTS	204,682.72
10.9.2.25.20-5	Interbank	34,269.79
10.9.2.25.22-9	Financial Contracts	235,771.52
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	173,717.13
10.9.2.26.00-8	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY	(94,549.83)
10.9.2.33.00-8	RIGHTS ON FOREIGN EXCHANGE SOLD - FLOATING RATES	10,808.71
10.9.2.33.10-1	Import and Financial Contracts	6,758.20
10.9.2.33.40-0	Interbank	4,050.51
10.9.2.34.00-7	(-) CONTRACTS ADVANCES IN LOCAL CURRENCY - FLOATING RATES	(6,898.69)
10.9.2.34.10-0	(-) Import and Financial Contracts	(6,898.69)
10.9.2.50.00-5	INCOME RECEIVABLE OF CONTRACTED ADVANCES AND IMPORT CONTRACTS	25,587.83
10.9.3.00.00-3	INCOME RECEIVABLE	140,917.66
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	116,839.40
10.9.4.10.00-3	CASH – REGISTER AND LIQUIDATION	53,357.17
10.9.4.30.00-7	DEBTS TO LIQUIDATE	60,568.83
10.9.4.40.00-4	FINANCIAL ASSETS TRANSACTIONS AND COMMODITIES TO LIQUIDATE	203.04
10.9.4.53.00-8	INTERMEDIATION OF SWAP OPERATIONS	2,710.30
10.9.4.90.00-9	OTHER CREDITS BY NEGOTIATION OF INTERMEDIATION OF SECURITIES	0.06
10.9.5.00.00-9	Specific Credits	1,495,290.50
10.9.5.30.00-0	INSURANCE COMPANIES	613,088.45
10.9.5.30.10-3	Receivables of Insurance Operations	605,967.86
10.9.5.30.20-6	Notes and Credits Receivable	7,120.59
10.9.5.35.00-5	PRIVATE RETIREMENT COMPANIES	48.52
10.9.5.35.10-8	Notes and Income Receivable	48.52
10.9.5.45.00-2	CREDIT CARD COMPANIES	882,153.53
10.9.5.45.10-5	Notes and Credits Receivable	998,471.86
10.9.5.45.20-8	Provision for Credits Losses	(116,318.33)
10.9.7.00.00-5	Other	7,967,934.73
10.9.7.25.00-4	FORECLOSED ASSETS	193,955.81
10.9.7.25.90-1	Other Assets	193,955.81
10.9.7.30.00-6	PROVISION FOR LOSSES	(54,615.80)
10.9.7.30.90-3	Other Assets	(54,615.80)
10.9.7.40.00-3	DEFERRED TAX AND SOCIAL CONTRIBUTION	2,802,850.51
10.9.7.40.10-6	Deferred Tax Circ 2746 - Report after Five Years	521,181.00
10.9.7.40.20-9	Deferred Tax Circ 2746 - Report up to Five Years	967,139.73
10.9.7.40.50-8	DEFERRED TAX	1,314,529.78
10.9.7.45.00-8	PREPAID TAXES	498,710.48
10.9.7.50.00-0	TAX RECOVERY	42,863.16
10.9.7.90.00-8	FOREIGN DEBTORS	29,602.04
10.9.7.95.00-3	LOCAL DEBTORS	4,454,568.53
10.9.8.00.00-8	Nonperforming Loans	(66,042.75)
10.9.8.90.00-1	ALLOWANCE FOR LOAN LOSSES	(66,042.75)
10.9.9.00.00-1	Prepaid Expenses	363,468.31
20.0.0.00.00-6	PERMANENT ASSETS	4,439,208.55
20.1.0.00.00-5	INVESTMENTS	1,064,846.93
20.1.2.00.00-1	Investments In Subsidiary Companies	49,221.26
20.1.2.10.00-8	INVESTMENTS IN SUBSIDIARY COMPANIES	49,221.26
20.1.2.10.90-5	Other	49,221.26
20.1.3.00.00-4	Fiscal Incentive Investments	6,926.71
20.1.4.00.00-7	Membership Certificates	35,602.06
20.1.4.10.00-4	MEMBERSHIP CERTIFICATES	35,634.39
20.1.4.10.10-7	Securities Exchanges and CETIP	35,239.02
20.1.4.10.90-1	Other	395.37
20.1.4.99.00-1	PROVISION FOR LOSSES	(32.33)
20.1.5.00.00-0	Stocks And Quotas	38,503.32
20.1.5.10.00-7	STOCKS AND QUOTAS	41,176.25
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	8,246.81
20.1.5.10.20-3	Other	32,929.44
20.1.5.20.00-4	SHARES OF PRIVATE COMPANIES	496.96
20.1.5.99.00-4	PROVISION FOR LOSSES	(3,169.89)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(2,940.67)
20.1.9.00.00-2	OTHER INVESTMENTS	934,593.58
20.1.9.90.00-5	Other Investments	944,797.58
20.1.9.99.00-6	PROVISION FOR LOSSES	(10,204.00)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	957,808.82
20.2.1.00.00-7	Storaged Furniture And Equipment	4,461.68
20.2.2.00.00-0	Property And Equipment In Process	660.65
20.2.3.00.00-3	Land And Buildings	490,833.32
20.2.3.10.00-0	LAND AND BUILDINGS	665,428.91
20.2.3.99.00-7	ACCUMULATED DEPRECIATION OF LAND AND BUILDINGS	(174,595.59)
20.2.4.00.00-6	Furniture And Equipment	228,194.73
20.2.4.10.00-3	FURNITURE AND EQUIPMENT	554,896.55
20.2.4.99.00-0	ACCUMULATED DEPRECIATION OF FURNITURE AND EQUIPMENT	(326,701.82)
20.2.8.00.00-8	Others	233,658.44
20.2.8.90.00-1	OTHER OPERATING ASSETS	760,260.57
20.2.8.99.00-2	ACCUMULATED DEPRECIATION OF OTHER OPERATING ASSETS	(526,602.13)
20.3.0.00.00-3	LEASED ASSETS	882,242.45
20.4.0.00.00-2	DEFERRED CHARGES	1,534,310.35
20.4.1.00.00-5	Organization And Expansion Costs	2,449,723.45
20.4.1.10.00-2	LEASED LOSSES TO AMORTIZE	54,718.50
20.4.1.90.00-8	OTHERS ORGANIZATION AND EXPANSION COSTS	2,395,004.95
20.4.9.00.00-9	Accumulated Amortization	(915,413.10)
20.4.9.10.00-6	LEASED LOSSES TO AMORTIZE	(26,032.15)
20.4.9.90.00-2	OTHER	(889,380.95)
30.0.0.00.00-9	OFF-BALANCE ITEMS	527,596,400.63
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	3,624,018.03
30.1.1.00.00-1	Imported Credits Outstanding	142,915.98
30.1.3.00.00-7	Confirmed Exported Credits	17,534.77
30.1.4.00.00-0	Guarantees Provided	3,459,611.27
30.1.4.10.00-7	FINANCIAL INSTITUTIONS AUTHORIZED TO OPERATE BY BRAZILIAN CENTRAL BANK	118,070.86
30.1.4.90.00-3	Other	3,341,540.41
30.1.5.00.00-3	Co-Obligation For Credit Assignment	3,956.01
30.3.0.00.00-6	MARKETABLE SECURITIES	9,395,814.38
30.3.1.00.00-9	Securities Registered On Selic	6,848,496.52
30.3.2.00.00-2	Securities Non-Registered On Selic	2,547,317.86
30.4.0.00.00-5	CUSTODY	124,461,591.68
30.4.2.00.00-1	Amounts Guaranted by FGPC	13,662.78
30.4.4.00.00-7	Securities In Guarantee Of Rural Debts Renegotiation	3,985.44
30.4.8.00.00-9	Amounts Guaranted By Financial Institutions	125,746.98
30.4.9.00.00-2	Other	124,318,196.48
30.5.0.00.00-4	COLLECTION	13,631,577.93
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	39,350,709.62
30.6.1.00.00-6	Equity, Financial Assets And Commodities	37,833,018.63
30.6.3.00.00-2	Guarantees Honored And Other Guarantees On Stock Exchange	1,054,162.31
30.6.5.00.00-8	Credit Risk On Swap Contracts	463,528.68
30.6.5.10.00-5	CREDIT RISK ON SWAP CONTRACTS	212,573.57
30.6.5.20.00-2	RECEIVABLES UNDER SWAP CONTRACTS	229,637.11
30.6.5.30.00-9	PAYABLES UNDER SWAP CONTRACTS	21,318.00
30.8.0.00.00-1	CONTRACTS	31,231,351.81
30.9.0.00.00-0	CONTROL	305,901,337.18
30.9.4.00.00-2	Preferred Shares Redeemption non Elegible to Capital	7,964.53
30.9.7.00.00-1	Capital Required To Market Risk Covery	694,292.53
30.9.7.10.00-8	EXCHANGE RATE	582,348.28
30.9.7.20.00-5	INTEREST RATE	111,944.25
30.9.8.00.00-4	CONTROL	1,361,003.03
30.9.8.10.00-1	Total Exchange Exposure	1,183,333.93
30.9.8.90.00-7	Deferred Taxes from Depreciation Gains	177,669.10
30.9.8.90.10-0	Total Exchange Exposure	73,432.90
30.9.8.90.30-6	Deferred Taxes Excluded for Tier 1 Capital Purpose	104,236.20
30.9.9.00.00-7	Others Off-Balance Assets	303,838,077.09
39.9.9.99.99-4	TOTAL ASSETS	607,988,775.86
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	71,827,027.41
40.1.0.00.00-1	DEPOSITS	29,328,367.83
40.1.1.00.00-4	Demand Deposits	2,952,341.61
40.1.2.00.00-7	Saving Deposits	5,971,098.55
40.1.3.00.00-0	Interbank Deposits	193,782.94
40.1.5.00.00-6	Time Deposits	20,210,071.17
40.1.8.00.00-5	Foreign Deposits	1,073.56
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	10,153,762.15
40.2.1.00.00-3	Own Portfolio	1,603,233.50
40.2.2.00.00-6	Third Parties Portfolio	5,364,505.40
40.2.3.00.00-9	Unrestrict Portfolio	3,186,023.25
40.3.0.00.00-9	NOTES AND DEBENTURES	2,357,025.79
40.3.1.00.00-2	Mortgage Notes	633,537.52
40.3.3.00.00-8	Accounts Payable For Securities Abroad	1,723,488.27
40.4.0.00.00-8	INTERBANK ACCOUNTS	595,579.05
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	508,527.81
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	9,737,453.92
40.6.1.00.00-9	Borrowings	4,367,456.80
40.6.1.10.00-6	LOCAL BORROWINGS	191,152.13
40.6.1.20.00-3	FOREIGN BORROWINGS	4,176,304.67
40.6.2.00.00-2	Onlendings	5,369,997.12
40.6.2.10.00-9	LOCAL ONLENDINGS	5,105,898.84
40.6.2.20.00-6	FOREIGN ONLENDINGS	264,098.28
40.7.0.00.00-5	Derivative Financial Instruments	264,325.94
40.8.0.00.00-4	OTHER LIABILITIES	17,204,034.85
40.8.1.00.00-7	Collection Of Taxes And Social Contributions	293,910.30
40.8.2.00.00-0	Foreign Exchange Portfolio	1,162,593.78
40.8.3.00.00-3	Social And Statutory	425,694.84
40.8.3.10.00-0	DIVIDENDS PAYABLE	358,064.64
40.8.3.15.00-5	PROVISION FOR PROFIT SHARING	9,549.32
40.8.3.30.00-4	GRATUITY PAYABLE	58,080.88
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	1,417,326.03
40.8.4.10.00-3	INCOME TAX AND SOCIAL CONTRIBUTION	75,877.00
40.8.4.15.00-8	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	215,525.10
40.8.4.20.00-0	TAXES PAYABLE	294,112.66
40.8.4.30.00-7	PROVISION FOR DEFERRED TAX	32,680.84
40.8.4.50.00-1	PROVISION FOR TAX CONTINGENCIES	799,130.43
40.8.5.00.00-9	Negotiation And Intermediation Of Securities	273,290.31
40.8.7.00.00-5	Specific Liabilities	6,006,133.01
40.8.7.30.00-6	INSURANCE COMPANIES	1,850,895.16
40.8.7.30.10-9	Non-Committed Technical Provisions	978,011.91
40.8.7.30.20-2	Committed Technical Provisions	601,805.11
40.8.7.30.30-5	Insurance and Reinsurance Companies Debt	271,078.14
40.8.7.35.00-1	PRIVATE RETIREMENT COMPANIES	3,166,965.15
40.8.7.35.10-4	Non-Committed Technical Provisions	3,166,789.19
40.8.7.35.30-0	Retirement Debt Transactions	175.96
40.8.7.40.00-3	CAPITALIZATION COMPANIES	319,108.45
40.8.7.40.10-6	Non-Committed Technical Provisions	273,631.72
40.8.7.40.20-9	Committed Technical Provisions	45,476.73
40.8.7.45.00-8	CREDIT CARD COMPANIES	669,164.25
40.8.7.45.10-1	Payable to Merchants - Credit Cards	669,164.25
40.8.9.00.00-1	Sundry	7,625,086.58
40.8.9.08.00-3	PREPAID RESIDUAL VALUE	381,800.52
40.8.9.90.00-4	OTHER LIABILITIES	7,243,286.06
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	1,677,950.07
40.9.2.00.00-9	Subordinated Debt	1,596,887.46
40.9.2.10.00-6	MATURITY MORE THAN FIVE YEARS	1,503,153.66
40.9.2.50.00-4	MATURITY BETWEEN ONE AND TWO YEARS	93,733.80
40.9.3.00.00-2	Other Subordinated Debt	81,062.61
50.0.0.00.00-5	DEFERRED INCOME	93,617.12
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	8,087,874.08
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	8,087,874.08
60.1.1.00.00-0	Capital	5,634,119.14
60.1.1.10.00-7	CAPITAL	5,435,826.43
60.1.1.10.13-1	Common Shares - Local Residents	3,303,788.95
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	595,129.64
60.1.1.10.17-9	Other Preferred Shares - Local Residents	1,765.20
60.1.1.10.23-4	Common Shares - Foreign Residents	14,451.88
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,503,223.71
60.1.1.10.27-2	Other Preferred Shares - Foreign Residents	916.16
60.1.1.10.28-9	Quotas - Local Residents	16,550.89
60.1.1.20.00-4	CAPITAL INCREASE	198,292.71
60.1.1.20.13-8	Common Shares - Local Residents	198,292.70
60.1.1.20.16-9	Non -Redemption Preferred Shares - Local Residents	0.01
60.1.3.00.00-6	Capital Reserves	236,367.61
60.1.4.00.00-9	Revaluation Reserves	17,684.69
60.1.5.00.00-2	Revenue Reserves	2,380,336.90
60.1.5.10.00-9	LEGAL RESERVE	365,676.80
60.1.5.20.00-6	Statutory Reserve	2,014,658.48
60.1.5.80.00-8	Special Dividends Reserve	1.62
60.1.5.80.99-8	Other	1.62
60.1.6.00.00-5	Unrealized Gains And Losses - Marketable Securities	(112,754.10)
60.1.8.00.00-1	Retained Earnings	(16,434.44)
60.1.9.00.00-4	Treasury Stock	(51,445.72)
70.0.0.00.00-1	REVENUES	12,416,254.02
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	10,161,050.62
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	2,210,932.00
70.2.1.00.00-2	Insurance Companies	1,015,777.33
70.2.1.10.00-9	INSURANCE PREMIUMS	992,273.94
70.2.1.30.00-3	FINANCIAL REVENUES	23,503.39
70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	595,277.17
70.2.2.10.00-2	CONTRIBUTION REVENUES	595,277.17
70.2.3.00.00-8	Capitalization Companies	150,801.81
70.2.3.10.00-5	CAPITALIZATION PREMIUMS	143,324.71
70.2.3.90.00-1	OTHER	7,477.10
70.2.4.00.00-1	Credit Card Companies	376,449.28
70.2.4.10.00-8	CREDIT CARD REVENUES	237,070.33
70.2.4.30.00-2	FINANCIAL REVENUES	139,378.95
70.2.9.00.00-6	Other Activities	72,626.41
70.2.9.10.00-3	SALES REVENUE OF GOODS AND SERVICES	72,626.41
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	44,271.40
80.0.0.00.00-4	EXPENSES	(12,032,397.40)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(9,944,919.66)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,836,633.18)
80.2.1.00.00-5	Insurance Companies	(799,598.92)
80.2.1.10.00-2	INSURANCE CLAIMS	(472,925.96)
80.2.1.20.00-9	Selling and Other Insurance Expenses	(143,219.07)
80.2.1.30.00-6	Financial expenses	(16,337.43)
80.2.1.90.00-8	Others	(167,116.46)
80.2.2.00.00-8	Private Retirement Companies	(821,104.38)
80.2.2.10.00-5	PRIVATE RETIREMENT PLANS BENEFITS EXPENSES	(252,771.49)
80.2.2.20.00-2	SELLING AND OTHER INSURANCE EXPENSES	(2,165.28)
80.2.2.30.00-9	FINANCIAL EXPENSES	(566,167.61)
80.2.3.00.00-1	CAPITALIZATION COMPANIES	(109,296.04)
80.2.3.10.00-8	CAPITALIZATION PREMIUMS REDEMPTION EXPENSES	(7,708.23)
80.2.3.20.00-5	SELLING AND OTHER CAPITALIZATION EXPENSES	(4,736.31)
80.2.3.30.00-2	FINANCIAL EXPENSES	(96,851.50)
80.2.4.00.00-4	Credit Card Companies	(88,965.62)
80.2.4.30.00-5	ADMINISTRATIVE EXPENSES	(88,965.62)
80.2.9.00.00-9	Other Activities	(17,668.22)
80.2.9.10.00-6	SALES EXPENSES OF GOODS AND SERVICES	(16,235.05)
80.2.9.20.00-3	SELLING EXPENSES	(1,433.17)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(35,800.86)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(215,043.70)
80.9.4.00.00-7	INCOME TAX AND SOCIAL CONTRIBUTION	(96,266.84)
80.9.4.10.00-4	INCOME TAX	(71,398.72)
80.9.4.10.10-7	Financial Activities	(71,398.72)
80.9.4.30.00-8	SOCIAL CONTRIBUTION	(24,868.12)
80.9.4.30.10-1	Financial Activities	(24,868.12)
80.9.7.00.00-6	PROFIT SHARING	(118,776.86)
80.9.7.10.00-3	Profit Sharing	(118,776.86)
80.9.7.10.10-6	Administrators	(2,509.94)
80.9.7.10.20-9	Employees	(116,266.92)
90.0.0.00.00-7	OFF-BALANCE ITEMS	527,596,400.63
99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	607,988,775.86

7014 - NOTES TO THE QUARTERLY FINANCIAL INFORMATION

1. Operations

The operations activities of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the insurance premiums, as well their respective acquisition costs are recognized in earnings when the policy is issued and it is adjusted to the changes in technical provision of unearned premium and to the deferred acquisition costs over the related contract period;

  the commission related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized in earnings as a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-

Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-

Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Technical provision

The technical provisions are established in accordance to Resolution CNSP no. 89/02. In accordance with Resolution no. 61/01, an actuarial valuation is performed on an annual basis and reported to the Superintendency of Private Insurances (SUSEP) with the actuarial report.

The provision for unearned premiums is established at the amount of that portion of the insurance premiums retained, corresponding to the unexpired risk period, in accordance with the regulation of the Superintendency of Private Insurances.

The provision for insufficient premiums is established, when applicable, based on Technical Actuarial Note (NTA) reported to the Superintendency of Private Insurances.

The mathematical provisions related to the “Life Free Benefits Generation Program” (VGBL) comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted represents the participants whose benefits has not yet begun.

The financial expenses related to the technical provision are recorded as “Financial Expenses”.

The provision for payment of unsettled claims is established based on the estimated probable payments net of recoveries determined in accordance with claims reported up to the financial statement date and adjusted for price-level restatement in the legal standards.

The provision for claims incurred but not yet reported (IBNR) is established based on an actuarial determination of experienced losses and the methodology described in the Actuarial Note reported and approved by the Superintendency of Private Insurances.

(e) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) The balances as of June 30, 2004 can be summarized as follows:

Marketable Securities	Unibanco	Unibanco Consolidated
Trading assets	3,601,982	9,177,201
Available for sale	2,960,220	3,237,286
Held to maturity	4,924,671	6,173,892
Subtotal	11,486,873	18,588,379
Derivative financial instruments	381,968	357,190
Total	11,868,841	18,945,569
Current	6,920,919	13,258,316
Long-term	4,947,922	5,687,253

(b) Trading assets

		Unibanco	Unibanco Consolidated

Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	3,420,035	3,419,801	5,712,645	5,711,278
Financial treasury bills	48,672	48,222	1,186,674	1,186,309
Treasury bills	3,306,398	3,304,821	4,138,238	4,135,560
Central bank notes	-	-	2,828	2,828
Treasury notes	64,965	66,758	384,786	386,581
Other	-	-	119	-
Brazilian sovereign bonds	50,740	50,683	156,048	155,991
Bank debt securities	-	-	312,710	312,710
Eurobonds	-	-	35,347	35,347
Time deposits	-	-	277,363	277,363
Open mutual funds (1)	94,914	94,914	2,272,965	2,271,711
Debentures	9,846	9,866	77,401	146,188
Other	28,780	26,718	584,115	579,323
Total	3,604,315	3,601,982	9,115,884	9,177,201
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, independent of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated

Issuer/Type of investment	Amortized cost	Fair value adjustment	Fair value	Amortized cost	Fair value adjustment	Fair value
Federal government	6,947	(1,624)	5,323	341,960	(280)	341,680
Financial treasury bills	-	-	-	292,486	711	293,197
Treasury bills	-	-	-	1,153	(10)	1,143
Central bank notes	-	-	-	39,542	643	40,185
Other	6,947	(1,624)	5,323	8,779	(1,624)	7,155
Brazilian sovereign bonds	-	-	-	32,351	(43)	32,308
Foreign government	-	-	-	65,402	307	65,709
Corporate debt securities	1,948,534	(86,082)	1,862,452	2,199,301	(101,894)	2,097,407
Debentures	1,912,792	(80,429)	1,832,363	2,118,946	(91,747)	2,027,199
Eurobonds	18,251	-	18,251	30,341	(126)	30,215
Other	17,491	(5,653)	11,838	50,014	(10,021)	39,993
Bank debt securities	1,036,077	3,912	1,039,989	287,379	5,455	292,834
Eurobonds	808,274	-	808,274	28,105	1,543	29,648
Debentures	-	-	-	1,661	-	1,661
Mortgage notes	115,980	3,912	119,892	115,980	3,912	119,892
Time deposits	111,759	-	111,759	141,633	-	141,633
Other	64	-	64	-	-	-
Marketable equity securities	44,268	(3,718)	40,550	114,124	(15,767)	98,357
Open mutual funds (1)	11,906	-	11,906	341,299	-	341,299
Total	3,047,732	(87,512)	2,960,220	3,349,465	(112,179)	3,237,286
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	482,321	464,034	262,521	244,000
Between 3 months and 1 year	485,550	486,156	475,792	476,593
Between 1 and 3 years	1,215,263	1,209,160	1,167,550	1,159,113
Between 3 and 5 years	403,842	414,172	478,006	488,291
Between 5 and 15 years	200,093	203,733	299,888	293,960
No stated maturity (1)	260,663	182,965	665,708	575,329
Total	3,047,732	2,960,220	3,349,465	3,237,286
____________________
(1)	Refers to marketable equity securities and open mutual funds.

(d) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated

Issuer/Type of investment	Amortized cost

Federal government	2,354,937	3,604,158
Financial treasury bills	-	148,732
Treasury bills	-	268
Central bank notes	419,943	900,634
Treasury notes	1,934,994	2,542,657
Other	-	11,867
Brazilian sovereign bonds	2,152,253	2,152,253
Corporate debt securities	304,220	304,220
Eurobonds	304,220	304,220
Bank debt securities	113,261	113,261
Eurobonds	113,261	113,261
Total	4,924,671	6,173,892

The fair value of these securities was R$4,968,841 in Unibanco and R$6,277,173 in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$44,170 in Unibanco and R$103,281 in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Unibanco	Unibanco Consolidated

Maturity	Amortized cost

Less than 3 months	250,241	683,824
Between 3 months and 1 year	1,609,024	1,799,729
Between 1 and 3 years	1,229,630	1,447,887
Between 3 and 5 years	513,123	513,123
Between 5 and 15 years	1,110,774	1,110,774
More than 15 years	211,879	618,555
Total	4,924,671	6,173,892

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability operations, as parameters to define financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

		Unibanco
	Unibanco	Consolidated
By type
Discounted loans and notes	10,360,583	11,055,662
Financing	7,448,977	9,807,671
Agricultural	847,900	847,900
Real estate loans	928,710	928,710
Credit card	-	3,918,676
Total lending operations	19,586,170	26,558,619
Leasing operations	-	534,279
Advances on exchange contracts (1)	1,812,012	1,960,324
Total leasing operations and advances on exchange contracts	1,812,012	2,494,603
Guarantees honored	1,197	1,734
Other receivables (2)	256,972	692,300
Total other credits	258,169	694,034
Co-obligation on credit card customer financing (3)	-	298,105
Total risk	21,656,351	30,045,361
By maturity
Past-due for more than 15 days (Note 5 (d))	488,361	1,551,205
Falling due:
Less than 3 months (4)	7,741,361	12,483,768
Between 3 months and 1 year	6,228,433	7,683,028
Between 1 and 3 years	4,811,500	5,664,374
More than 3 years	2,386,696	2,662,986
Total risk	21,656,351	30,045,361
____________________
(1)	Recorded in “Other liabilities” and “Foreing exchange portfolio”.
(2)	Other receivables consist primarily of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated

		% of		% of
	Value	distribution	Value	distribution
Manufacturing	8,558,074	39.5	9,235,908	30.7
Retailers	2,735,814	12.6	3,057,865	10.2
Financial service	431,084	2.0	235,732	0.8
Residential construction loans	292,425	1.3	292,425	1.0
Other services	4,216,350	19.5	5,478,966	18.2
Agriculture, livestock, forestry and fishing	775,509	3.6	775,509	2.6
Individual	4,647,095	21.5	10,968,956	36.5
Total	21,656,351	100.0	30,045,361	100.0

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated

Largest clients	Value	% of the total	Value	% of the total
10 largest clients	2,751,890	12.7	2,702,640	9.0
50 following clients	4,916,862	22.7	4,957,616	16.5
100 following clients	3,327,270	15.4	3,408,022	11.3
Other clients	10,660,329	49.2	18,977,083	63.2
Total	21,656,351	100.0	30,045,361	100.0

(d) Components of lending, leasing and other credits and aloowance for losses by risk level:

		Unibanco

			Past-due credits

Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	10,577,318	-	-	10,577,318	48.8	10,043	-
A	0.5	6,258,257	-	-	6,258,257	28.9	33,118	0.5
B	1.0	1,787,287	129,477	20,100	1,936,864	8.9	24,226	1.3
C	3.0	1,305,141	122,239	31,838	1,459,218	6.7	60,808	4.2
D	10.0	435,474	106,803	108,220	650,497	3.1	170,115	26.2
E	30.0	27,970	62,956	55,885	146,811	0.7	48,865	33.3
F	50.0	30,129	58,864	32,710	121,703	0.6	65,011	53.4
G	70.0	19,070	41,445	28,280	88,795	0.4	63,591	71.6
H	100.0	91,124	114,436	211,328	416,888	1.9	416,888	100.0
Total		20,531,770	636,220	488,361	21,656,351	100.0	892,665
% of total risk							4.1%

		Unibanco Consolidated

			Past-due credits

Risk level	% minimum allowance required	Current credits	Falling due installments	Overdue installments (1)	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	11,766,724	-	-	11,766,724	39.2	14,105	-
A	0.5	11,336,830	-	-	11,336,830	37.7	86,972	0.8
B	1.0	1,956,338	181,360	286,966	2,424,664	8.1	44,721	1.8
C	3.0	1,736,037	161,527	174,038	2,071,602	7.0	122,377	5.9
D	10.0	474,168	126,851	283,289	884,308	2.9	211,408	23.9
E	30.0	246,991	70,734	154,058	471,783	1.6	151,584	32.1
F	50.0	50,305	64,496	138,144	252,945	0.8	133,144	52.6
G	70.0	30,807	45,057	116,165	192,029	0.6	136,388	71.0
H	100.0	118,588	127,343	398,545	644,476	2.1	644,476	100.0
Total		27,716,788	777,368	1,551,205	30,045,361	100.0	1,545,175
% of total risk							5.1%
____________________
(1)	Include past-due for more than 15 days.

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e)The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$541,345 in Unibanco and R$726,365 in Unibanco Consolidated. These transactions relate to active portfolio and credits written off , and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(f) Changes in the allowance for credit losses during the period:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	879,489	1,395,855
Provision for loan losses	137,994	316,747
Balance of acquired company	-	144,949
Loan charge-offs	(124,818)	(312,376)
Balance at the end of the period	892,665	1,545,175

Loan recoveries (1)	37,966	73,763
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Foreign Exchange Portfolio

(a) Balance sheet

	Unibanco	Unibanco Consolidated
Assets - Other credits
Unsettled exchange purchases	2,409,005	2,567,504
Rights on foreign exchange sold	653,298	659,250
(-) Received advances	(101,163)	(101,448)
Income receivable from advances on exchange contracts	22,502	25,587
Total	2,983,642	3,150,893

Liabilities - Other liabilities
Unsettled exchange sales	663,550	669,521
Obligations for foreign exchange purchased	2,320,331	2,471,411
(-) Advances on exchange contracts	(1,812,012)	(1,960,324)
Other	(18,019)	(18,014)
Total	1,153,850	1,162,594

Off-balance sheet
Import credits outstanding	127,448	142,916
Confirmed export credits	15,398	16,375

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	1,162,606	1,582,757
Expenses from foreign exchange transactions	(1,028,911)	(1,447,671)
Net gain on foreign exchange transactions	133,695	135,086
Adjustments:
Income from foreign currency financing (1)	85,179	99,602
Income from foreign short-term investments (2)	13,182	13,232
Expenses from obligations with foreign bankers (3)	(184,767)	(210,306)
Total adjustments	(86,406)	(97,472)
Adjusted net gain on foreign exchange transactions	47,289	37,614
____________________
Registered	as follows:

(1)	“Lending operations”
(2)	“Revenue from marketable securities”
(3)	“Borrowings and onlendings”

7. Other Credits

	Unibanco	Unibanco Consolidated
Sundry
Deferred tax (Note 17 (a))	1,362,417	2,801,242
Escrow deposits for civil and labor suits	998,504	1,934,233
Insurance premium receivable	-	642,639
Prepaid taxes	201,146	527,269
Government retirement benefit advances	240,247	240,247
Notes and credits receivable	176,779	220,584
Receivables from purchase of assets	57,691	158,529
Receivables from credit card operations	-	122,046
Salary advances and other	40,376	39,388
Accounts receivable from subsidiaries	15,953	-
Other	575,746	1,328,599
Total	3,668,859	8,014,776
Short-term	946,082	3,059,681
Long-term	2,722,777	4,955,095

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	2,835,082	8,810,018
Long-term assets	1,670,173	5,190,062
Permanent assets	73	228
Total assets	4,505,328	14,000,308

Current liabilities	2,631,307	8,176,786
Long-term liabilities	1,620,278	5,035,014
Deferred income	810	2,517
Branch equity	252,933	785,991
Total liabilities	4,505,328	14,000,308
Net income for the quarter	22,171	79,245

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange gains in the amount of R$124,885 in Unibanco and R$105,151 in Unibanco Consolidated, were recognized as “Other operating income”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands)		Percentage holding (%)

	Common	Preferred	Unibanco	Unibanco Consolidated	Adjusted stockholders equity	Adjusted net income(loss)	Equity in results adjustments	Investments value
Investments of Unibanco

Subsidiary companies
Unibanco AIG Seguros S.A.	345,014	188,793	49.707	49.707	1,294,027	72,671	36,333	643,224
Unipart Participações Internacionais Ltd.	1,302	-	100.000	100.000	1,011,302	21,518	19,941	1,011,302
Unicard Banco Múltiplo S.A. (1)	117,629,258	101,832,650	100.000	100.000	950,091	551	5,975	803,964
Banco Fininvest S.A.	4	1	99.920	99.920	480,656	47,326	46,799	480,269
Unibanco Companhia de Capitalização (7)	4,194	-	99.992	99.992	356,517	44,940	21,737	356,487
Unibanco Empreendimentos e Participações Ltda. (7)	201,112	-	47.797	100.000	222,645	12,726	5,048	106,418
Banco Dibens S.A.	4,518,078	-	51.001	51.001	199,126	1,575	2,487	101,556
Unibanco Leasing S.A. – Arrendamento Mercantil	265	-	99.999	99.999	147,882	11,433	11,433	147,881
Estrel Participações S.A. (3) and (7)	44,546	89,093	100.000	100.000	144,674	4,435	3,981	144,674
Banco BNL do Brasil S.A. (4)	2,769,089	2,769,390	99.965	99.965	140,177	47,086	47,070	140,114
Unibanco Empreendimentos Ltda. (7)	150,489	-	16.126	100.000	122,948	1,138	55	19,826
Unibanco Corretora de Valores Mobiliários S.A.	40,467	40,467	99.999	100.000	84,326	519	2,023	84,326
Interbanco S.A.	19,000	-	99.996	99.999	75,943	7,154	8,329	75,940
BWU Representação e Participações Ltda. (7)	13,785	35,841	60.000	60.000	67,357	3,158	1,113	40,414
Banco1.net S.A.	34,078	-	65.934	65.934	50,270	(292)	(855)	33,538
Unibanco Asset Management – Banco de Investimento S.A. (5)	1,468	1,468	99.999	99.999	23,527	4,149	4,172	23,527
Unibanco Serviços de Investimento Ltda. (5)	100	-	99.999	100.000	8,256	7,586	7,589	8,256
Companhia Hipotecária Unibanco – Rodobens (6)	3,250	-	50.000	50.000	4,177	45	63	2,088
Unibanco Representação e Participações Ltda. (7)	-	-	-	-	-	(13,835)	5,332	-
Others							7,760	232,665
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito	12,938	-	33.333	33.333	282,525	65,712	21,904	94,175
Serasa S.A.	364	349	19.045	19.120	147,684	14,626	2,008	28,127
Tecnologia Bancária S.A.	762,278	-	19.051	21.432	131,240	3,233	511	25,002
Redecard S.A. (8)	200	400	31.943	31.943	49,120	32,494	10,380	15,690
Cibrasec – Companhia Brasileira de Securitização	8	-	12.499	12.499	54,155	2,328	291	6,769
Interchange Serviços S.A.	75,000,000	-	25.000	25.000	32,143	1,795	348	8,036
Banco Investcred Unibanco S.A. (3)	-	-	-	-	-	(15,220)	-	-
Goodwill on acquisition of controlled companies							-	1,228,251
Others							(3,389)	12,389
Total							268,971	5,874,908
Investments of
Unibanco Consolidated

Associated companies
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	83,149	2,035	1,018	41,573
Goodwill on acquisition of controlled companies							-	1,633,512
Others							(2,100)	7,648
Total							(1,082)	1,682,733

			Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)

	Number of shares or quotas		Unibanco Consolidated

Main direct and indirect subsidiary companies invested by:	Common	Preferred
Unipart Participações Internacionais Ltd. (i)
Unibanco Cayman Bank Ltd.	13,252	-	100.000	407,395	30,022
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	200	-	99.999	205,201	6,807
Unibanco Securities Ltd.	17,770	-	100.000	53,909	(2,461)
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	38,354	8,476
Unibanco AIG Seguros S.A. (i)
Unibanco AIG Previdência S.A.	465	-	99.999	167,815	13,930
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	41,652	512
Phenix Participações Ltda.	93,992	-	99.999	46,828	13,739
Banco Fininvest S.A.
Creditec - Crédito, Financiamento e Investimento S.A. (2)	28,700	-	100.000	14,604	4,500
Conabinu Participações Ltda. e Unipart Participações Internacionais Ltd.
Hipercard Administradora de Cartões de Crédito Ltda. (10)	7	-	100.000	222,644	20,000
Estrel Participações S.A.
Banco Investcred Unibanco S.A. (3)	95	-	49.997	171,405	23,180
Bib Cash Management Ltda.
Orbitall Serviços e Processamento de Informações Comerciais Ltda. (9)	17,333	-	33.333	169,986	12,438
____________________
(i)	The percentage shown in the Unibanco Consolidated column refers to the parent companies' percentage holding.

(1)

The difference between the net income (loss) and the equity results and the stockholders equity and the investment value was mainly due to the gains to be realized on sale of companies to other related party companies. The gains to be realized are being recognized in accordance with the amortization of goodwill on acquired companies.

(2)

In November 2003, Unibanco, through its subsidiary Banco Fininvest, signed a purchase and sale agreement to acquire Creditec – Crédito Financiamento e Investimento S.A., for approximately R$47 million.

(3)

The Extraordinary Shareholders’ meeting held on February 26, 2004, approved the capital increase in Estrel Participações S.A. in the amount of R$135,838 subscribed by Unibanco and paid through the assignment and transference of 95,284 common share of Banco Investcred Unibanco S.A. for its book value.

(4)

Unibanco acquired, based on May 31, 2004 balance sheet data, the total capital of Banco BNL do Brasil S.A. and its subsidiaries companies from Banca Nazionale del Lavoro S.p.A. ("BNL") resulting in a negative goodwill of R$12,241. As a consequence, BNL received 1,000,000,000 Units. Thus, after the approval from the Brazilian Central Bank of the transaction, BNL will own, directly and indirectly, 1.43% of Unibanco's capital.

The BNL do Brasil had a credit portfolio of R$698.5 million, in addition a credit card and a consumer credit portfolio that included 107 thousand clients and 96 thousand cards issued.

The transaction also included the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities to Italian companies in Brazil.

(5)

On March 15, 2004, Unibanco Asset Management – Banco de Investimento S.A. distributed dividends in the amount of R$18,120 to its shareholder Unibanco, giving its investment in Unibanco Serviços de Investimento Ltda.

(6)

On March 8, 2004, through the Private Instrument of Change in the articles of association of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. the change was approved in the legal form of the limited liability commercial company to a limited liability corporation of private capital and also the change in the company name of Unibanco Distribuidora de Títulos e Valores Mobiliários Ltda. to Companhia Hipotecária Unibanco – Rodobens. Such changes are subject to the approval of the Brazilian Central Bank.

(7)

The Extraordinary shareholder’s meeting held on April 30, 2004 approved the merger of the total interest in Unipart – Unibanco Representação e Participações Ltda., at its book value. Through this transaction, Unipart and its subsidiaries became directly controlled by Unibanco.

(8)

In February 2004, Unibanco – União de Bancos Brasileiros S.A. acquired from its subsidiary Unibanco Representação e Participações Ltda., 199,990 common shares and 400,000 preferred shares of Redecard S.A. at its book value.

(9)

On April 30, 2004, Unibanco increased the capital of its subsidiary Bib Cash Management Ltda., by transferring 17.333.333 common shares of Orbitall Serviços e Processamento Ltda. at their book value of R$57,829 at March 31, 2004.

(10)

On March 1st, 2004, Unibanco acquired from the Dutch Group Ahold, through its subsidiaries Conabinu Participações Ltda. and Unipart Participações Internacionais Ltd., the total capital of Hipercard Administradora de Cartões de Crédito Ltda., for the amount of R$628 million resulting in a goodwill of R$296,331 to be amortized in accordance with the expected period of benefit.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statements and the amount amortized were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes	809,674	15,320
Fininvest	335,825	6,538
Hipercard	288,415	7,916
Other	199,598	6,058
Total	1,633,512	35,832

10. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referencial Rate (TR), plus average interest of 14.87% per annum, and are payable up to June 28, 2005.

(b) The euronotes in the amount of R$1,405,905 in Unibanco and R$1,681,469 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 3.33% per annum in Unibanco and 4.69% per annum in Unibanco Consolidated.

(c) The other issues totaled R$42,019 in Unibanco and in Unibanco Consolidated with maturities up to May 27, 2009 and an average interest rate of 9.80% per annum.

11. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 4.53% per annum.

12. Fiscal, Labor and Civil Litigations

Unibanco and its subsidiaries are parties to various legal actions, principally tax litigation, civil litigation and labor claims. The provision for probable future losses is recorded considering the probability of loss in the lawsuits based on the opinion of external legal counsels. Provisions recorded and respective changes in the period were as follows:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	939,958	1,943,449
Balance of acquired company/incorporated	16,450	90,843
Provision charged	121,065	159,502
Payments	(55,137)	(91,200)
Balance at the end of the period	1,022,156	2,102,594

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, until the accrued liability is settled or reversed based on the legal counsel’s opinion that the probability of losses is remote. The provision for tax litigation was R$200,565 in Unibanco and R$799,313 in Unibanco Consolidated recorded in Long-term liabilities – Other Liabilities – Taxes and Social Security.

Some subsidiary companies are involved in tax suits related to the Social Contribution applicable to their income, as they do not have or did not have, for a period, any employees. They are based on legal actions and on the favorable opinion of legal counsels.

(b) Labor litigation

Labor unions and former employees have filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based on this, the contingency amount is recorded as provision, based on the average of payments made. The provision for labor litigation was R$533,156 in Unibanco and R$803,622 in Unibanco Consolidated.

Several dismissed employees of Banco Nacional have filed labor-related lawsuits against Banco Nacional and Unibanco after Unibanco’s acquisition of certain of Banco Nacional’s assets and liabilities. Banco Nacional is responsible for these lawsuits and is reimbursing Unibanco at the end of the lawsuits, for any amounts spent under such lawsuits. Additionally, in the cases, in which attachments have been made to assets which have since been transferred to Unibanco, the Bank has filed third-party motions against these attachments.

(c) Civil litigation

Unibanco and its subsidiaries were party to other actions and claims including certain claims together with other Brazilian financial institutions relating, mainly, to (i) past economic plans of the Brazilian government; (ii) the application of compound interest rates for periods less than one year in their operations; (iii) losses related to lease contracts involving foreign exchange variations; (iv) the constitutionality of the law establishing a special credit facility to financial institutions, known as “PROER”; and (v) personal and moral injury. Those actions and claims are recorded in accordance with the probability of loss in each type of claim. The provision related to civil litigation amounted to R$288,435 in Unibanco and R$499,659 in Unibanco Consolidated.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Brazilian Central Bank, seeking to terminate the Brazilian Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The former controllers of Banco Nacional S.A. filed suits against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of Banco Nacional. Unibanco considers, based on the opinion of external legal counsel, these suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need to record any provisions in this case.

13. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	625,713	618,845
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	620,403	625,713
Step-up subordinated
callable notes (3)	April 2001	April 2006	2.45%	-	93,733
Subordinated time
deposits (4)	December 2002	December 2012	102% of CDI (5)	339,659	339,659
Total				1,585,775	1,677,950
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be integrally redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to its final maturity. The interest rate from the fifth year will be 2.45% per annum.
(4)	Subordinated time deposits can be redeemed from December 2007.
(5)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco	Unibanco Consolidated
Technical provisions for insurance, annuity products and retirement plans	-	5,062,523
Sale of rights of receipt of future flow of payment orders abroad (1)	3,191,465	3,191,465
Payable to merchants - credit card	-	2,352,349
Provision for labor and civil litigation	821,591	1,303,281
Provisions for payroll and administrative expenses	163,423	426,279
Payable related to insurance companies	-	385,454
Payable for official agreement	243,036	243,036
Accounts payable for purchase of assets	45,245	45,956
Debt assumption contracts	111,570	-
Amounts payable to associated company	6,208	-
Other	253,068	239,427
Total	4,835,606	13,249,770
Short-term	1,121,460	5,243,379
Long-term	3,714,146	8,006,391
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amounts of US$817,000 thousand and of Y$25,000,000 thousand, bearing three-month Libor plus rates between 0.50% and 4.25% per annum, or fixed rate of 6.15% per annum, payable quarterly and with beginning maturity in April 2009 and final maturity in October 2013.

14. Employee Benefits

(a) Free benefits generation program

Up to June 30, 2004, Unibanco’s employees could opt to a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions and is managed by Unibanco AIG Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. responsible for the financial management of the FIFE funds.

Additionally, Unibanco and a portion of its employees contributed to a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantially through a defined contribution plan.

As from July 1st, 2004, the employee's "Free Benefits Generation Program " was redesigned in order to offer to the employees of Unibanco more coverage and flexible benefits. The new program is a closed private entity through Trevo IBSS and is called Intelligent Future and introduces many improvements, such as the opportunity to contribute with higher percentages, which vary between ages, than under the previous plan; the possibility to retire as from 50 years old; as well four different choices to take advantage of the benefits in the case the employee opts for early retirement.

During the quarter ended June 30, 2004, the company sponsor contributions totaled R$1,399 in Unibanco and R$3,369 in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted stock or unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

On June 30, 2004, the stock options granted and not exercised was 1,094,812,000 Units. The stock options have an exercise period between January 21, 2005 and April 13, 2010 and an average price of R$95.42 per 1,000 stock options.

15. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,565,816,851	-	75,565,816,851
Preferred	64,045,605,223	1,274,411,244	65,320,016,467
Total	139,611,422,074	1,274,411,244	140,885,833,318

On April 30, 2004, the Extraordinary Shareholders Meeting approved the capital increase to R$5,000,000 through transfer from retained earnings, approved by the Brazilian Central Bank on June 16, 2004.

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

Unibanco and Unibanco Holdings have begun the initial procedures to be effective the reverse stock split of their common and preferred shares, including Units. Thus, as from August 30, 2004, the reverse stock split will be done in the ratio of 100 shares to 1 share. In the same date, the Global Depositary Receipts (“GDRs”) traded in the international market will represent 5 Units instead of the current 500 Units, without change in the number of GDRs issued or in its per share value.

The reverse stock split aims to provide more efficiency in controlling and in the relationship with shareholders, and operational cost reduction, as well as being one more step in the quest for increasing share liquidity.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On July 23, 2004, the Board of Directors approved the payment of interest on capital to the shareholders, in anticipation of the mandatory dividends for the year of 2004, in the amount of R$240,009, being R$1.6562 (R$1.4078 net of applicable tax) per 1,000 common shares and R$1.8218 (R$1.5485 net of applicable tax) per 1,000 preferred shares outstanding in that time. The interest on capital was calculated in accordance of article 9 of Law no. 9249/95, with tax benefit of R$81,603. The payment of the interest on capital was made from August 2, 2004 and represents, net of applicable tax, 37.0% of net income for the period after recognition of legal reserve.

The Units had interest on capital of R$3.2701 (R$2.7796 net of applicable tax) being R$1.4483 (R$1.2311 net of applicable tax) from Unibanco Holdings and R$1.8218 (R$1.5485 net of applicable tax) from Unibanco. The GDS had interest on capital of R$1.63505 (R$1.3898 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized for a period of three months the acquisition at market prices of up to 256,178,254 common shares, 3,033,185,661 preferred shares Unibanco and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation without capital reduction.

228,000,000 preferred shares issued by Unibanco, 167,225,000 Units and 372,900 GDSs issued by Unibanco and Unibanco Holding were repurchased. Through the “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares as treasury stock at an average price of R$46.16 per thousand shares. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

As mentioned in Note 9, Unibanco and Unibanco Holdings exchanged 1,000,000,000 Units for the total capital of Banco BNL do Brasil S.A. from Banca Nazionale del Lavoro SpA, which became the holder of 1.43% of Unibanco’s capital. The exchange was approved by the Brazilian Securities Commission (CVM) on June 23, 2004 and is subject to the approval of the Brazilian Central Bank.

(e) Statutory reserves

The balance is summarized as follows:

i) Foreign exchange risk reserve – calculated based on 2% of the net income
for the year after the legal deductions up to a limit of 20% of capital stock	86,239

ii) Operating margin reserve – calculated based on 90% of the net income for
the year after the legal deductions up to a limit of 80% of capital stock	2,177,455

Total	2,263,694

(f) Retained earnings reserve

This reserve represents the appropriation based on the capital budget determined by the management for the purposes of investment plans or acquisitions in the financial sector.

(g) Changes in stockholders’ equity

	Unibanco	Unibanco Consolidated
Net income	304,616	304,616
Adjustments to net income	(266,441)	129,594
Depreciation and amortization	53,384	98,474
Amortization of goodwill on acquisition of subsidiary companies	28,811	35,832
Exchange gain on foreign investments	(68,762)	-
Provision for losses on investments	-	-
Equity in results of subsidiary and associated companies	(268,971)	1,082
Reversal of provision of foreclosed assets	(10,903)	(5,794)
Adjusted net income	38,175	434,210

(h) Conversion Program

As from November 2003, a Conversion Program will be maintained during two years allowing holders of Unibanco preferred shares and Unibanco Holdings preferred class "B" shares as of the date of the Exchange Offer Announcement (September 15th, 2003) to convert their pairs of preferred shares into Units. Up to June 30, 2004, 43 million preferred shares were converted into Units.

The average daily financial volume of Units negotiated in the Brazilian market increased by 103.97% in the first six-month of 2004 compared to the same period of 2003, and the corresponding Unit value increase by 31.80%.

16. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Insurance, annuity products and retirement plans premiums	-	901,635
Financial results from insurance, pension plans and annuity products	-	205,675
Foreign branches’ and subsidiary companies’ exchange gains	117,471	97,379
Dividends/retained earnings received from other investments,
principally consortium	5,466	42,091
Monetary correction of income receivable	14,763	21,503
Interest on judicial deposits	4,215	10,574
Monetary correction of prepaid taxes	1,378	1,378
Reversal of provision for fiscal contingencies and others	-	(4,626)
Other	9,298	24,923
Total	152,591	1,300,532

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Changes in technical provision for insurance, annuity products and retirement plans	-	309,790
Insurance claims	-	249,926
Interest and monetary correction on technical provision for insurance, pension plans
and annuity products	-	160,040
Private retirement plans benefits expenses	-	105,283
Provision for labor and civil litigations	80,662	104,471
Credit card selling expenses	-	86,931
Insurance and private retirement plans selling and other expenses	-	69,438
Insurance expenses	-	37,637
Amortization of goodwill on subsidiaries acquired	28,811	35,832
Expenses related to the sale of rights of receipt of future flow of payment order
(Note 13 (b))	31,131	31,131
Expense related to checks and billing, net	21,546	27,842
Exchange rate variation on other liabilities	(2,136)	(2,136)
Other	53,644	86,195
Total	213,658	1,302,380

17. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

					Unibanco

	March 31, 2004	Constitution	Realization	Balance of Acquired Companies	June 30, 2004
Allowance for lending losses	350,584	129,406	130,204	-	349,786
Other provisions not currently deductible	368,102	38,689	26,565	8,809	389,035
Tax loss and negative basis of social contribution carry-forwards	255,060	37,175	-	-	292,235
Social contribution carry-forwards (Provisional Measure 2158-35)	283,720	846	-	-	284,566
Subtotal	1,257,466	206,116	156,769	8,809	1,315,622
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	52,175	-	5,380	-	46,796
Net deferred tax assets	1,309,641	206,116	162,149	8,809	1,362,417
Total assets	1,309,641				1,362,417

				Unibanco Consolidated

	March 31, 2004	Constitution	Realization	Balance of Acquired Companies	June 30, 2004
Allowance for lending losses	492,644	151,533	143,206	41,747	542,718
Other provisions not currently deductible	695,545	73,479	53,622	185,388	900,790
Tax loss and negative basis of social contribution carry-forwards	701,993	57,896	15,849	71,812	815,852
Social contribution carry-forwards (Provisional Measure 2158-35)	491,547	-	2,800	-	488,747
Capital reduction on subsidiary company	(54)	54	-	-	-
Subtotal	2,381,675	282,962	215,477	298,947	2,748,107
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	65,880	1,278	14,023	-	53,135
Deferred tax obligations	(24,962)	(8,068)	(1,958)	-	(31,072)
Net deferred tax assets	2,422,593	276,172	227,542	2,298,947	2,770,170
Total assets	2,447,555				2,801,242
Total liabilities	24,962				31,072

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

The expected realization of deferred taxes as of June 30, 2004 was as follows:

	Unibanco			Unibanco Consolidated

Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2004	-	94,507	94,507	10,053	321,430	331,483
2005	10,721	440,167	450,888	27,172	727,031	754,203
2006	18,166	383,233	401,399	38,523	601,850	640,373
2007	27,808	108,350	136,158	51,115	259,977	311,092
2008	42,044	4,799	46,843	67,853	121,922	189,775
2009 thereafter	185,827	-	185,827	294,031	227,150	521,181
Total	284,566	1,031,056	1,315,622	488,747	2,259,360	2,748,107

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,135,029 in Unibanco and R$2,102,924 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	505,325	751,993
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(171,810)	(255,678)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	201,819	37,445
Interest on own capital paid or (received), net	69,520	91,326
Deferred tax credits of prior periods	-	15,234
Permanent differences (net)	(24,093)	14,289
Income tax and social contribution for the quarter	75,436	(97,384)

18. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	3,494,876	3,269,449
Assets under management (mainly mutual investment funds)	26,787,727	30,502,856
Lease commitments	8,719	8,719

19. Related-Party Transactions (Unibanco)

Assets
Cash and due from banks	133
Interbank investments	2,592,273
Marketable securities and derivative financial instruments	842,620
Interbank accounts	891
Lending operations	235,921
Other credits
Income receivable
Dividends and interest on capital	200,817
Negotiation and intermediation of securities	206,054
Sundry	9,903

Liabilities
Deposits	1,542,171
Securities sold under repurchase agreements	449,274
Resources from securities issued
. Securities abroad	52,308
Interbank accounts	16,306
Borrowings	162,366
Derivative financial instruments	85,819
Other liabilities
Social and statutory	217,512
Negotiation and intermediation of securities	197
Subordinated debt	1,559
Sundry	115,934

Revenues
Lending operations	1,665
Marketable securities	109,217
Derivative financial instruments	(51,478)
Services rendered	43,347
Other operating income	2,121

Expenses
Deposits and securities sold	42,397
Borrowings and onlendings	1,072
Other administrative expenses	10,146
Other operating expenses	728

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions undertaken made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

20. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in market risks, foreign exchange rates and interest rate (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities in order to aggregate value in its results.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

A large part of the derivatives are negotiated on the Brazilian Futures and Commodities Exchange (“BM&F”). Exchange-traded instruments conform to standard terms and are subject to policies set by the BM&F, including counterpart approval, daily margin requirements and security deposit requirements. For the remaining derivative financial instruments, which are negotiated in a Clearing House for Custody and Financial Settlement of Securities or in an over-the-counter transaction, the counterparty credit risks are analyzed.

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on a global basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of the high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designed to hedge may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institutional-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals are to avoid the concentration in clients and particular sectors that Unibanco believes have high risk factors. The credit policy has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: Credit management in the retail banking business is characterized by the processing of a large volume of credit requests, which requires specialized systems and processes. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring is used for determination of which collection method or combination of collection methods is the most efficient. Stricter standards for originating and managing this loan portfolio are imposed, including restrictions on increases in credit limits and restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing the currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for the treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Stress tests are also applied using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets and liabilities financial cash flow which results in the financial capacity of the institution by taking additional funds and honor positions.

The liquidity contingency and planning policies are defined by the financial committees and are reported to the decision markers and are controlled by independent areas on a daily bases. The liquidity is evaluated in a similar methodology as the market risk, considering the different impacts of the exchange rates and macroeconomic scenarios and stress tests to simulate the changes in the availability and costs of funds in the financial market. Maturity, exchange rates, financial instruments and different markets are daily analyzed in order to assure the compliance of the established limits. Those limits and policies are periodically reviewed and the strategies are defined in order to assure a conservative monitor of the liquidity risk.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the business units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Additionally, backup procedures and files are monitored periodically.

(d) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,833,785	5,834,572	3,550,030	3,550,818
Marketable securities	11,486,873	11,531,043	18,588,379	18,691,660
Lending operations	18,718,574	18,785,079	25,096,496	25,153,348
Derivatives, net	87,204	87,204	93,193	93,193

Liabilities
Interbank deposits	579,650	581,074	193,783	194,078
Time deposits	18,802,989	18,808,982	20,210,071	20,216,313
Mortgage notes	617,976	622,522	633,538	638,083
Resources from securities issued abroad	1,447,925	1,452,654	1,723,488	1,733,899
Subordinated debt	1,585,775	1,556,306	1,677,950	1,648,770
Other liabilities (Note 13 (b))	3,191,465	2,753,178	3,191,465	2,753,178
Treasury stocks	51,423	76,987	51,423	76,987

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter for similar operations.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at June 30, 2004 in the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Unibanco		Unibanco Consolidated

	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	888,630	888,630	2,162,253	2,162,253
Currencies	(557,340)	(557,340)	(531,031)	(531,031)
Interbank interest rate	1,066,355	1,066,355	2,479,979	2,479,979
Exchange coupon	374,448	374,448	210,076	210,076
Index	5,167	5,167	3,229	3,229

Forward contracts	26,846	44,954	26,023	44,131
Currencies	(57,127)	(39,035)	3,470	21,561
Fixed interest rate	83,973	83,989	22,553	22,570

Swap contracts	86,237	69,946	94,231	76,911
Currencies	(3,624,240)	(3,614,634)	(2,897,289)	(2,887,642)
Interbank interest rate	1,326,199	1,324,653	1,578,547	1,575,990
Fixed interest rate	837,128	840,010	(134,109)	(131,221)
Other	1,547,150	1,519,917	1,547,082	1,519,784

Swap contracts with daily reset	796,937	796,937	919,101	919,101
Currencies	796,937	796,937	919,101	919,101

Option contracts
Purchased option	-	-	39	39
Sale	-	-	39	39
United States of America treasury bills	-	-	39	39
Sale option	-	-	78	192
Purchase	-	-	78	192
United States of America treasury bills	-	-	78	192
____________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts recorded in memorandum accounts, amounted to R$30,733 due to purchase commitments and R$30,985 due to sale commitments.

On June 30, 2004, there were future transactions of R$1,929,415 in Unibanco and R$3,225,210 in Unibanco Consolidated and swap contracts in the amount of R$1,543,484 in Unibanco and R$1,975,789 in Unibanco Consolidated and forward transactions of R$842,572 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges with exposure to the US dollar and yen fluctuations and indexed to interbank interest rate (CDI) and IGPM (Market General Price Index), net of applicable taxes and minority interest, during the period, in the amount of R$75,976 in Unibanco and R$90,984 in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of June 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

During the first quarter of 2004, certain swap contracts prior classified as fair value hedge to face exposures of securities available for sale in the amount of R$184,618 were no longer classified as hedge due to the low effectiveness achieved of the hedges which was attributed to the change in the fair value of the hedge items and the derivative financial instruments designed to hedge being outwith the percentages of limits allowed by the Brazilian Central Bank. The adjustment on securities available for sale due to the low effectiveness achieved of the hedges was recorded as a charge to income, during the period, in the amount of R$8,829.

On June 30, 2004, there were swap contracts in the amount of R$40,360 in Unibanco Consolidated accounted for at fair value and recognized as fair value hedge to face exposures to the US dollar against market risk exposures. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$1,115, recorded as a debit in the income of the period and as a charge under Marketable Securities. The hedges as of June 30, 2004, were in accordance with the standards established by Brazilian Central Bank.

On June 30, 2004, there were swap contracts in the amount of R$452,027 in Unibanco and in Unibanco Consolidated accounted for hedges to face exposures to the US dollar of securities held to maturity in accordance with Circular 3129 of the Brazilian Central Bank and as a consequence not recorded at fair value. The hedges as of June 30, 2004, were in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to the fair value.

(f) Fair value distributed by trade location

	Unibanco			Unibanco Consolidated

Exposure at fair value	BM&F	CETIP/ Over the counter	Total	BM&F	CETIP/ Over the counter	Total
Future contracts	888,630	-	888,630	2,162,253	-	2,162,253
Forward contracts	-	44,954	44,954	-	44,131	44,131
Swap contracts	(228,520)	298,466	69,946	(230,467)	307,378	76,911
Swap contracts with daily reset	796,937	-	796,937	919,101	-	919,101
Option contracts
Purchased position	-	-	-	-	39	39
Sale position	-	-	-	-	192	192

The amounts pledged to guarantee BM&F transactions were R$382,343 in Unibanco and R$461,415 in Unibanco Consolidated and are represented by federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco	Unibanco Consolidated
Assets
Less than 3 months	45,860	40,850
Between 3 months and 1 year	280,657	260,790
Between 1 and 3 years	49,381	49,480
More than 3 years	6,070	6,070
Total	381,968	357,190

Liabilities
Less than 3 months	33,823	17,695
Between 3 months and 1 year	183,925	170,727
Between 1 and 3 years	73,032	71,591
More than 3 years	3,984	3,984
Total	294,764	263,997

	Unibanco	Unibanco Consolidated
Assets
Swap contracts	362,374	338,380
Forward contracts	19,594	18,771
Option contracts – premiums received	-	39
Total	381,968	357,190

Liabilities
Swap contracts	292,428	261,469
Forward contracts	2,336	2,336
Option contracts – premiums paid	-	192
Total	294,764	263,997

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts whose balance represents the amounts recorded in asset and liability accounts, are as follows:

	Unibanco

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(354,951)	837,868	385,836	19,877	888,630
Forward contracts	(216,456)	(470,477)	62,140	669,747	44,954
Swap contracts	7,500	83,945	(23,585)	2,086	69,946
Swap contracts with daily reset	590,083	206,854	-	-	796,937

	Unibanco Consolidated

Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	More than 3 years	Total
Future contracts	(426,680)	1,792,493	776,563	19,877	2,162,253
Forward contracts	(217,279)	(470,477)	62,140	669,747	44,131
Swap contracts	19,594	77,276	(22,045)	2,086	76,911
Swap contracts with daily reset	590,083	284,032	44,986	-	919,101
Option contracts
Purchased position	39	-	-	-	39
Sale position	192	-	-	-	192

21. Other Information

(a) Assets leased to third parties, in the amount of R$882,242, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$475,831 and the residual value received in advance from these lessees amounts to R$381,801, classified as a reduction of leasing operations. Assets leased from third parties are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2004, the insurance coverage on properties and other assets in use totaled R$507,538 in Unibanco and R$1,006,154 in Unibanco Consolidated.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	%Capital Investment in Controlled Company

01	Unibanco AIG Seguros S.A.	33,166,158/0001-95	Insurance Company	Financial Instituituion	533,807,125	49.707
02	Unipart Participações Internacionais Ltd.	521,028	Holding	Non-Financial Instituituion	1,302,031	100.000
03	Unicard Banco Múltiplo S.A.	61,071,387/0001-61	Bank	Financial Instituituion	219,461,907,711	100.000
04	Unibanco Companhia de Capitalização	61,054,128/0001-22	Annuity Products	Non-Financial Instituituion	4,194,129	99.992
05	Banco Fininvest S.A.	33,098,518/0001-69	Bank	Financial Instituituion	4,965	99.920
06	Banco Dibens S.A.	61,199,881/0001-06	Bank	Financial Instituituion	4,518,078,478	51.001
07	Unibanco Leasing S.A. Arrendamento Mercantil	44,071,785/0001-69	Leasing	Financial Instituituion	264,919	99.999
08	Unibanco Corretora de Valores Mobiliários S.A.	33,764,366/0001-96	Security Broker	Financial Instituituion	80,934,844	99.999
09	Interbanco S.A.	670,849	Bank	Financial Instituituion	18,999,793	99.996
10	Banco1.net S.A.	03,012,230/0001-69	Bank	Financial Instituituion	34,077,757	65.934
11	Unibanco Asset Management Banco de Investimento S.A.	59,608,174/0001-84	Asset Management	Financial Instituituion	2,936,805	99.999
12	Credicard S.A. Administradora de Cartões de Crédito	34,098,442/0001-34	Credit Card	Non-Financial Instituituion	12,937,771	33.333
13	Cibrasec - Cia. Brasileira de Securitização	02,105,040/0001-23	Securitization	Non-Financial Instituituion	7,500	12.499
14	Estrel Participações S.A.	04,661,624/0001-00	Service Render	Non-Financial Instituituion	133,638,702	100.000
15	Unibanco Serviços de Investimento Ltda.	01,538,145/0001-03	Service Render	Non-Financial Instituituion	100,000	99.999
16	Companhia Hipotecária Unibanco - Rodobens	02,868,100/0001-60	Mortgage Company	Financial Instituituion	3,250,000	50.000
17	Redecard S.A.	01,425,787/0001-04	Credit Card	Non-Financial Instituituion	599,990	31.943
18	Unibanco Empreendimentos e Participações Ltda.	60,938,552/0001-77	Service Render	Non-Financial Instituituion	201,111,880	47.797
19	Unibanco Empreendimentos Ltda.	35,765,817/0001-35	Service Render	Non-Financial Instituituion	150,488,716	16.126
20	Banco BNL do Brasil S.A.	00,086,413/0001-30	Bank	Financial Instituituion	5,538,478,783	99.965
21	BWU Representação e Participações Ltda.	00,018,517/0001-08	Service Render	Non-Financial Instituituion	49,626,272	60.000
22	Serasa S.A.	62,173,620/0001-80	Service Render	Non-Financial Instituituion	712,545	19.045
23	Tecnologia Bancária S.A.	51,427,102/0001-29	Service Render	Non-Financial Instituituion	762,277,905	19.051
24	Interchange Serviços S.A.	66,649,955/0001-82	Service Render	Non-Financial Instituituion	74,999,999,998	25.000

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	-	3,666,549.32	1,570,881.20	593,720.70	407,630.02	1,112,629.66	211,642.93	7,559,358.67	7,563,053.83
00.0.0.01.02.00	Brazilian Central Bank Securities	-	26,897.82	31,635.28	361,409.83	-	-	-	461,588.40	419,942.93
00.0.0.01.05.00	CDB	-	-	-	8,977.26	5,372.87	97,408.93	-	111,759.06	111,759.06
00.0.0.01.07.00	Mortgage Notes	-	-	-	119,891.91	-	-	-	119,891.91	119,891.91
00.0.0.01.08.00	Debentures	130,508.44	222,163.80	316,648.32	686,429.32	385,470.60	101,009.28	1,842,229.75	1,842,229.76
00.0.0.01.09.00	Listed Companies Equity Securities	13,190.53	-	-	-	-	-	-	13,190.53	13,190.53
00.0.0.01.10.00	Non-listed Companies Equity Securities	27,360.04	-	-	-	-	-	-	27,360.04	27,360.04
00.0.0.01.11.00	Other	106,819.60	351,592.96	456,671.63	717,741.75	134,891.67	3,459.43	236.17	1,777,633.73	1,771,413.21
00.0.0.01.00.00	TOTAL	277,878.61	4,267,203.90	2,375,836.43	2,488,170.77	933,365.16	1,314,507.30	211,879.10	11,913,012.09	11,868,841.27

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.0.0.01.01.00	Own Portfolio	277,878.61	2,608,547.83	604,482.44	1,541,755.43	656,280.79	625,796.19	28,165.79
00.0.0.01.02.00	Subject to Repurchase Commitments	-	167,295.17	66,506.65	211,686.26	271,014.14	688,711.11	183,713.31
00.0.0.01.03.00	Derivatives	-	45,861.03	280,656.41	49,380.55	6,070.23	-	-
00.0.0.01.04.00	Pledged with BrazilianCentral Bank	-	1,345,629.90	1,130,107.08	312,924.48	-	-	-
00.0.0.01.06.00	Pledged under Guarantees Rendered	-	99,869.97	294,083.85	372,424.05	-	-	-
00.0.0.01.00.00	Total	277,878.61	4,267,203.90	2,375,836.43	2,488,170.77	933,365.16	1,314,507.30	211,879.10

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits

Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the

00.0.0.01.01.00	10 largest
	borrowers/clients	2,291,029.74	65.39	2,751,889.84	12.71	4,868.33	4,218,534.25	15.25
00.0.0.01.02.00	Next 50 largest
	borrowers/clients	1,212,846.55	34.61	4,916,862.44	22.70	148,559.61	5,551,863.46	20.07
00.0.0.01.03.00	Next 100 largest
	borrowers/clients	-	-	3,327,269.73	15.37	200,130.37	2,839,044.31	10.26
00.0.0.01.04.00	Other	-	-	10,660,329.47	49.22	539,107.07	15,052,163.35	54.42
00.0.0.01.00.00	Total	3,503,876.29	100.00	21,656,351.48	100.00	892,665.38	27,661,605.37	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

		Credits in arrears over 15 days	Falling due porfolio

Code	Description		Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.1.1.00.00.00	Public Sector	-	-	-	-	-	-	-
00.1.1.02.01.00	Manufacturing	-	85,075.13	210,623.13	104,450.34	87,212.98	141,048.56	-
00.1.4.00.00.00	Private Sector	488,361.22	7,656,308.38	6,017,580.58	4,707,049.87	1,298,347.31	846,012.20	14,075.08
00.1.4.01.00.00	Agricultural	7,585.54	284,523.43	397,406.76	73,916.20	26,484.51	43,908.17	14,075.08
00.1.4.02.00.00	Manufacturing	222,620.40	2,778,274.48	2,399,323.32	1,880,881.00	640,069.92	300,712.54	-
00.1.4.03.00.00	Trade	25,948.51	1,948,944.86	419,115.71	249,597.13	75,056.84	17,151.53	-
00.1.4.04.00.00	Financial Services	190.92	384,820.85	32,162.99	7,940.09	5,936.27	33.52	-
00.1.4.05.00.00	Other Services	59,025.57	515,373.01	1,395,411.32	1,660,973.79	404,727.16	180,839.30	-
00.1.4.06.00.00	Individuals	166,804.96	1,711,513.19	1,300,284.91	672,796.82	17,195.15	421.73	-
00.1.4.07.00.00	Residential Construction loans	6,185.32	32,858.56	73,875.57	160,944.84	128,877.46	302,945.41	-
00.1.5.00.00.00	Foreign Clients	-	11.50	195.20	-	-	-	-
00.1.0.00.00.00	Total	488,361.22	7,741,395.01	6,228,398.91	4,811,500.21	1,385,560.29	987,060.76	14,075.08

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

		Contracted	Amortized	Loan Charge-	Loan	Renegotiated
Code	Description	Credits	Credits	Offs	Recoveries	Credits

00.1.4.00.00.00	Private Sector	13,704,304.87	12,728,582.12	124,817.00	37,966.45	101,358.11
00.1.4.01.00.00	Agricultural	298,644.34	289,278.99	-	-	-
00.1.4.02.00.00	Manufacturing	4,930,592.98	4,712,216.44	65,784.91	3,624.71	6200.45
00.1.4.03.00.00	Trade	2,534,805.60	2,516,156.12	2,445.94	5,287.69	9845.08
00.1.4.04.00.00	Financial Services	136,220.46	35,343.47	1,186.37	48.77	186.24
00.1.4.05.00.00	Other Services	3,738,768.18	3,254,309.00	3,388.32	2,312.01	19142.88
00.1.4.06.00.00	Individuals	1,908,747.72	1,789,350.08	40,208.14	23,013.24	63438.13
00.1.4.07.00.00	Residential Construction Loans	156,525.59	131,928.02	11,803.32	3,680.03	2545.33
00.1.5.00.00.00	Foreign Clients	254.48	174.57	-	-	-
00.1.0.00.00.00	Total	13,704,559.35	12,728,756.69	124,817.00	37,966.45	101,358.11

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits

		Private Sector		Private Sector

Code	Description	Private companies	Individuals	Private companies	Individuals

00.0.1.01.00.00	Local	2,101,393.52	140,828.52	13,951,838.17	3,827,997.29
00.0.1.01.01.00	The North	18,756.37	1,428.17	46,320.28	38,312.62
00.0.1.01.02.00	The Northeast	94,176.72	5,438.24	583,931.35	303,165.72
00.0.1.01.03.00	The Southeast	1,767,683.06	116,348.11	12,435,296.94	3,044,801.08
00.0.1.01.04.00	The Middle-west	56,969.79	4,338.39	188,794.67	76,761.10
00.0.1.01.05.00	The South	163,807.58	13,275.61	697,494.93	364,956.77
00.0.1.02.00.00	Abroad	677,153.27	-	786,969.80	236,183.64
00.0.1.00.00.00	Total	2,778,546.79	140,828.52	14,738,807.97	4,064,180.93

		Savings Deposits		Lending Operation Portfolio

		Private Sector

Code	Description	Private companies	Individuals

00.0.1.01.00.00	Local	46,458.50	5,313,132.76	19,410,942.06
00.0.1.01.01.00	The North	426.81	34,936.02	88,409.17
00.0.1.01.02.00	The Northeast	1,099.17	152,124.84	839,394.49
00.0.1.01.03.00	The Southeast	37,584.37	4,710,479.23	16,035,452.34
00.0.1.01.04.00	The Middle-west	407.20	88,781.37	499,025.21
00.0.1.01.05.00	The South	6,940.95	326,811.30	1,948,660.85
00.0.1.02.00.00	Abroad	-	-	2,245,409.42
00.0.1.00.00.00	Total	46,458.50	5,313,132.76	21,656,351.48

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

		Amounts by Risk Level

Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	4,021.13	8,191.65	5,523.28	264.27	-
00.0.0.01.02.00	Loans	2,971,014.81	2,044,017.68	581,165.27	745,249.59	562,124.50
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	105,915.78	178,005.13	53,678.72	18,646.73	1,323.49
00.0.0.01.04.00	Overdraft Loans	368,565.73	230,121.87	141,705.79	27,933.88	660.07
00.0.0.01.05.00	Individual Loans	313,901.79	363,354.96	71,995.57	17,897.21	5,529.55
00.0.0.01.06.00	Individual Financing	197,221.76	754,126.01	64,565.21	45,635.17	18,170.99
00.0.0.01.07.00	Advances on Exchange
	Contracts (before export)	549,692.07	398,092.37	168,231.09	12,244.30	170.52
00.0.0.01.08.00	Advances on Exchange
	Contracts (after export)	499,939.19	158,729.88	34,886.79	10,158.49	300.31
00.0.0.01.09.00	Vendor	295,571.43	78,696.49	18,133.87	3,911.37	130.53
00.0.0.01.10.00	Purchase Financing	145,845.14	245,218.17	66,781.74	38,807.82	248.80
00.0.0.01.11.00	Agricultural	455,803.70	223,072.54	70,227.44	20,900.94	28,070.24
00.0.0.01.12.00	Real Estate Loans	836,439.34	3,396.68	52,342.69	15,401.92	8,276.56
00.0.0.01.15.00	Other Financing	3,751,985.03	1,571,314.97	580,436.47	390,059.78	24,381.67
00.0.0.01.19.00	Other Loans	81,401.04	1,919.03	27,190.08	112,107.01	1,109.89
00.0.0.01.00.00	Total	10,577,317.94	6,258,257.43	1,936,864.01	1,459,218.48	650,497.12

		Amounts by Risk Level					Total Guaranteed

Code	Description	E	F	G	H	Total

00.0.0.01.01.00	Hot-money	-	82.83	-	-	18,083.16	-
00.0.0.01.02.00	Loans	123,786.74	98,949.73	67,529.02	308,885.85	7,502,723.19	731,641.54
00.0.0.01.03.00	Discounted Loans,
	Notes and Bills	454.53	6,542.10	171.52	1,480.71	366,218.71	125,966.04
00.0.0.01.04.00	Overdraft Loans	80.94	130.50	-	66.01	769,264.79	-
00.0.0.01.05.00	Individual Loans	3,584.50	4,573.43	3,563.69	20,271.13	804,671.83	-
00.0.0.01.06.00	Individual
	Financing	8,883.12	7,030.29	4,872.18	8,578.87	1,109,083.60	1,101,465.11
00.0.0.01.07.00	Advances on
	Exchange Contracts
	(before export)	-	-	2,068.79	-	1,130,499.14	54,881.27
00.0.0.01.08.00	Advances on
	Exchange Contracts
	(after export)	0.04	-	-	-	704,014.70	34,177.14
00.0.0.01.09.00	Vendor	-	190.55	49.11	4,533.80	401,217.15	-
00.0.0.01.10.00	Purchase Financing	-	0.75	-	-	496,902.42	-
00.0.0.01.11.00	Agricultural	840.88	-	5,132.23	43,851.72	847,899.69	754,712.00
00.0.0.01.12.00	Real Estate Loans	4,392.13	3,042.42	2,311.10	14,818.06	940,420.90	932,846.43
00.0.0.01.15.00	Other Financing	3,955.11	807.30	536.22	6,208.53	6,329,685.08	4,251,557.80
00.0.0.01.19.00	Other Loans	832.55	353.49	2,560.87	8,193.16	235,667.12	57,691.11
00.0.0.01.00.00	Total	146,810.54	121,703.39	88,794.73	416,887.84	21,656,351.48	8,044,938.44

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	7,301,748.58	3,051,481.69	1,144,435.60	4,406,985.03	3,681,519.63
00.0.0.01.03.00	Other	97,896.89	102,949.02	4,615.29	1,835,731.59	28,988.16
00.0.0.01.00.00	Total	7,399,645.47	3,154,430.71	1,149,050.89	6,242,716.62	3,710,507.79

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies

Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties

00.0.0.01.01.00	Assignment of loan without co-obligation	-	-	-	4,012.63
00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	23,803.13
00.0.0.01.00.00	Total	-	-	-	23,803.13

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	990.47	787,492.84	2361.02	1,854,786.32	396.34	327,144.35
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	14.92	206,014.40	31.19	423,798.94	5.71	79,341.78
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	12.48	408,136.09	9.13	262,980.54	2.73	86,513.28
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	6.21	428,950.79	1.64	117,861.58	1.07	76,591.11
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	4.18	838,849.29	1.99	426,105.28	1.05	223,680.02
00.0.0.01.06.00	Over to R$ 500,000.00	1.9	7,907,874.53	0.91	3,172,724.77	0.42	1,143,593.47
00.0.0.01.00.00	Total	1,030.16	10,577,317.94	2,405.88	6,258,257.43	407.32	1,936,864.01

		C		D		E

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	196.38	190,035.78	68.81	104,813.36	38.43	60,194.26
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	3.37	46,075.63	2.32	31,857.45	1.18	16,364.06
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.25	37,555.99	0.91	26,480.35	0.48	13,928.82
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.36	25,153.32	0.21	14,509.26	0.1	7,161.93
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.29	61,726.07	0.15	27,730.29	0.05	8,955.69
00.0.0.01.06.00	Over to R$ 500,000.00	0.16	1,098,671.69	0.05	445,106.41	0.01	40,205.78
00.0.0.01.00.00	Total	201.81	1,459,218.48	72.45	650,497.12	40.25	146,810.54

		F		G		H

Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	42.38	59,694.61	31.53	45,373.00	109.49	108,727.47
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	1.06	14,571.28	0.77	10,515.92	1.39	19,212.59
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.48	14,324.08	0.28	8,017.93	0.59	17,409.33
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.11	6,792.48	0.07	4,717.07	0.17	11,911.78
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.06	9,783.71	0.03	5,409.07	0.13	25,542.12
00.0.0.01.06.00	Over to R$ 500,000.00	0.01	16,537.23	0.01	14,761.74	0.06	234,084.55
00.0.0.01.00.00	Total	44.10	121,703.39	32.69	88,794.73	111.83	416,887.84

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Quarter

00.0.1.01.00.00	Furniture and Equipment	3,033.72	1,427.97	-	4,461.69
00.0.1.02.00.00	Property and Equipment in process	48.48	143.07	-	191.55
00.0.1.03.00.00	Land and Buildings in Use	115,029.29	6,625.73	14,368.78	107,286.24
00.0.1.03.01.00	Land and Buildings	115,029.29	6,625.73	14,368.78	107,286.24
00.0.1.04.00.00	Furniture and Equipment	69,626.21	2,278.90	5,413.18	66,491.93
00.0.1.05.00.00	Other	179,997.35	3,312.27	13,452.04	169,857.58
00.0.1.00.00.00	Total	367,735.05	13,787.94	33,234.00	348,288.99

7027 - FUNDING BY MATURITY

		Maturity

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00.0.1.01.00.00	Deposits	8,278,966.57	3,908,855.26	7,469,029.33	7,937,778.34	60,507.05	6,468.82
00.0.1.01.01.00	Demand Deposits	2,918,301.74
00.0.1.01.02.00	Time Deposits	-	3,852,493.88	6,990,752.42	7,892,766.73	60,507.05	6,468.82
00.0.1.01.03.00	Savings Deposits	5,359,591.26	-	-	-	-	-
00.0.1.01.04.00	Interbank Deposits	-	56,361.38	478,276.91	45,011.61	-	-
00.0.1.01.05.00	Foreign Deposits	1,073.57	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under
	Repurchase Agreements	-	10,491,447.50	64,547.66	-	-	-
00.0.1.03.00.00	Local Borrowings	-	88.62	260.40	347.20	318.26	115.03
00.0.1.04.00.00	Foreign Borrowings	-	1,585,933.22	1,901,156.03	509,246.11	20,541.04	12,174.63
00.0.1.05.00.00	Local Onlendings	-	276,932.55	1,124,700.12	1,598,228.98	772,148.52	551,702.90
00.0.1.06.00.00	Foreign Onlending	-	10,701.97	62,218.58	103,082.68	74,136.59	7,766.51
00.0.1.08.00.00	Subordinated Debt	-	-	11,837.28	1,573,937.83
00.0.1.00.00.00	Total	8,278,966.57	16,273,959.12	10,633,749.40	10,148,683.31	927,651.46	2,152,165.72

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic Group

Code	Description	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency

00.0.0.01.0.0	Required
	Stockholders’
	Equity Compatible
	with the Degree of
	Risk of Assets
	(Brazil index)	-	-	-	6,170,835.83	9,385,910.48	3,215,074.65	6,809,556.56	9,881,430.39	3,071,873.83
00.0.0.01.01.00	Credit Risk	-	-	-	5,476,428.39	-	-	6,115,264.03	-	-
00.0.0.01.02.00	Exchange Rate Market Risk	-	-	-	582,348.28	-	-	582,348.28	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	112,059.16	-	-	111,944.25	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	4,671,884.27	4,515,297.27	156,587.00	4,919,086.89	3,575,103.15	1,343,983.74
00.0.0.03.00.00	Minimum Regulatory
	Stockholders' Equity
	Required	790,280.00	8,946,356.31	8,156,076.31	-	-	-	-	-	-
00.0.0.04.00.00	Minimum Regulatory
	Capital Required	790,280.00	5,000,000.00	4,209,720.00	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period

					(+/-)

1	5385500	Patriarca	52,710,669.92	53,168,920.82	(189,492.62)
2	80026000	Cayman	7,847,724.02	7,813,115.66	34,608.36
3	80085500	Nassau	6,152,584.13	6,107,946.93	44,637.20
4	8902700	Business Center Paulista	1,872,054.74	1,956,380.99	(43,370.70)
5	9631700	Business Center Rio	728,873.44	756,029.74	(12,741.12)
6	9607400	Business Center Santo Amaro	517,076.81	539,313.86	(10,762.92)
7	5733800	Carijós	362,575.43	379,491.22	(8,118.62)
8	14198300	Santos Dumont	321,821.42	338,397.69	(8,410.61)
9	12250400	São Bernardo do Campo	272,233.48	275,318.55	(1,938.14)
10	14465600	Marechal - Curitiba	215,949.05	218,798.47	(2,849.42)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	70,860.25
00.0.0.01.02.00	Private Retirement	955.87
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	19,178.71
00.0.0.01.05.00	Compensation for Hired Employees	5,835.62
00.0.0.01.06.00	Labor Insurance Claims Premiums	2,197.39
00.0.0.01.07.00	Other Employees Benefits	51,186.09
00.0.0.01.00.00	TOTAL CHARGES	150,213.93
00.0.0.02.01.00	IOF (Tax on Financial Operations)	63,471.80
00.0.0.02.02.00	Income Taxes	242,638.05
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	319,081.17
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	6,423.81
00.0.0.02.05.00	Taxes for Social Security Financing	39,531.14
00.0.0.02.06.00	ISS (Municipal Services Tax)	18,474.79
00.0.0.02.07.00	Other	8,849.53
00.0.0.02.00.00	TOTAL TAXES	698,470.29

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter

Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	407,993.00	2,432,118.26
00.0.0.01.06.00	Collections	46,838.00	119,712.03
00.0.0.01.00.00	Total	454,831.00	2,551,830.29

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	28,452,687	13,697,610.55
00.0.1.01.01.00	Conventional System	55,353	29,308.59
00.0.1.01.02.00	Electronic System	28,397,334	13,668,301.96
00.0.1.02.00.00	Electronic Draft	90,413	42,319.64
00.0.1.03.00.00	Electronic Transfers	174,889	531,102.90
00.0.1.04.00.00	Electronic Collection	15,951,297	13,282,244.47
00.0.1.00.00.00	Total	44,669,286	27,553,277.56

7033 – REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW

To the Management and Stockholders
Unibanco – União de Bancos Brasileiros S.A.

1

We have carried out a limited review of the accompanying individual and consolidated balance sheets (IFT) of Unibanco – União de Bancos Brasileiros S.A., for the quarter ended June 30, 2004, and of the related statements of income, of changes in stockholders’ equity and of changes in financial position, as well as the accounting information in the notes to the financial statements (exhibits 7002 to 7009 and 7014). These financial statements are the responsibility of the Bank’s management.

2

Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank’s financial position and its operations.

3

Based on our limited review, we are not aware of any significant adjustments which should be made to the quarterly information referred to above in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Central Bank regulations.

4

The Quarterly Information (IFT) also includes accounting information presented in order to provide supplementary information on the Bank, required by the Brazilian Central Bank, on the combined financial statements referred to as “Financial Conglomerate” and “Economic-Financial Consolidated (CONEF)”, comprising the combined balance sheet as of June 30, 2004 of the Financial Conglomerate and Economic-Financial Consolidated (CONEF) and the combined statements of income and of changes in financial position of the Financial Conglomerate for the quarter then ended (exhibits 7010 to 7013). These combined financial statements have been submitted to the same review procedures described in paragraph 2 and, based on our review, we are not aware of any significant adjustments which should be made for these financial statements to be presented in conformity with the standards issued by the Brazilian Central Bank.

5

The limited review of the Quarterly Financial Information (IFT) was carried out with the purpose of issuing a report on the overall financial statements referred in paragraph 1. Exhibits 7016 to 7023, 7025 to 7032, 7034 to 7036, 7038 to 7039, which are part of this IFT, are being presented to provide supplementary information on the Bank, required by the Brazilian Central Bank, and are not required as a part of the financial statements. The accounting information included in these exhibits has been submitted to the same audit procedures described in paragraph 2 and, based on the adoption of these limited review procedures, we are not aware of any significant adjustments which should be made for this accounting information to be presented in conformity with the overall financial information referred to in paragraph 1.

São Paulo, August 6, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	ASSETS	904,748.04	150,967.36	132,266.13	923,449.27
00.0.0.01.06.00	Lending Operations	856,204.41	143,657.91	132,266.13	867,596.19
00.0.0.01.08.00	Other Credits	23,284.44	1,784.75	-	25,069.19
00.0.0.01.09.00	Investments	25,259.19	5,524.70	-	30,783.89
00.0.0.04.00.00	LIABILITIES	939,958.06	213,840.97	131,642.69	1,022,156.34
00.0.0.04.03.00	Labor Contingencies	492,799.90	87,272.98	46,916.49	533,156.39
00.0.0.04.04.00	Other Civil Contingencies	290,424.45	6,180.39	8,169.54	288,435.30
00.0.0.04.05.00	Other Contingencies	156,733.71	120,387.60	76,556.66	200,564.65

7035 - CAPITAL

Code	Description	Number of Shares (thousand)

00.0.1.00.00.00	Shares	140,885,833.32
00.0.1.01.00.00	Capital	139,611,422.08
00.0.1.01.01.00	Common Shares - Local Residents	75,189,846.56
00.0.1.01.02.00	Common Shares - Foreign Residents	375,970.29
00.0.1.01.03.00	Preferred Shares - Local Residents	18,525,896.74
00.0.1.01.04.00	Preferred Shares - Foreign Residents	45,519,708.49
00.0.1.02.00.00	Treasury Shares	1,274,411.24
00.0.1.02.02.00	Preferred Shares	1,274,411.24

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share	Remuneration per Share/Quota

1	July 23, 2004	2	August 2, 2004	1	0.000001443266209
2	July 23, 2004	2	August 2, 2004	2	0.000001702873907

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Item	Change Date	Capital	Change Amount	Shares Amount

1	April 30, 2004	5,000,000	1,309,398.19	Merger of reserves

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	Guarantees Provided	3,281,271.63	551,736.13	484,934.42	3,348,073.34
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	114,167.43	7,143.90	3,240.47	118,070.86
00.0.0.01.02.00	Individuals and Non-Financial Companies	588,205.38	199,892.50	131,222.97	656,874.91
00.0.0.01.03.00	Other	2,578,898.82	344,699.73	350,470.98	2,573,127.57
00.0.0.02.00.00	Co-Obligation for Credit Assignment	3,926.57	4,012.63	3,983.19	3,956.01
00.0.0.02.01.00	Financial Institutions Authorize to Operate by Brazilian Central Bank	3,926.57	4,012.63	3,983.19	3,956.01

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,638,114.38	8,843,075.95	11,481,190.33
00.0.0.01.01.00	Cash And Due From Banks	229,109.04	87,451.98	316,561.02
00.0.0.01.02.00	Marketable Securities	-	6,482,114.86	6,482,114.86
00.0.0.01.03.00	Lending Operations	-	2,144,179.49	2,144,179.49
00.0.0.01.04.00	Other Credits	2,409,005.34	129,329.62	2,538,334.96

00.0.0.04.00.00	LIABILITIES	3,504,437.99	7,528,568.26	11,033,006.25
00.0.0.04.01.00	Deposits	1,073.57	1,720,648.78	1,721,722.35
00.0.0.04.02.00	Other Funding	1,033,310.30	2,833,409.43	3,866,719.73
00.0.0.04.03.00	Borrowings	2,470,054.12	1,728,394.17	4,198,448.29
00.0.0.04.07.00	Subordinated Debt	-	1,246,115.88	1,246,115.88

		By Currency

Code	Description	Dollar	Euro	Pound	Swiss Franc	Yen	Other

00.0.0.01.00.00	ASSETS	10,948,106.09	278,066.77	9,058.07	4,273.34	227,729.90	13,956.16
00.0.0.01.01.00	Cash And Due From Banks	218,637.12	72,384.43	7,586.27	4,273.34	574.28	13,105.58
00.0.0.01.02.00	Marketable Securities	6,405,409.99	76,704.87	-	-	-	-
00.0.0.01.03.00	Lending Operations	1,913,207.06	4,387.41	-	-	226,585.02	-
00.0.0.01.04.00	Other Credits	2,410,851.92	124,590.06	1,471.80	-	570.60	850.58

00.0.0.04.00.00	LIABILITIES	10,464,120.16	516,553.32	5,204.82	18,700.95	4,044.51	24,382.49
00.0.0.04.01.00	Deposits	1,703,434.26	18,287.74	-	-	-	0.35
00.0.0.04.02.00	Other Funding	3,468,828.13	384,447.13	4,676.31	2,406.87	389.18	5,972.11
00.0.0.04.03.00	Borrowings	4,045,741.89	113,818.45	528.51	16,294.08	3,655.33	18,410.03
00.0.0.04.07.00	Subordinated Debt	1,246,115.88	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders’ Equity

The first half of 2004 net income rose to R$581 million. In the second quarter of 2004, Unibanco’s net income amounted R$305 million. Stockholders’ equity in June 2004 stood at R$7,704 million.

In August 2004, Unibanco paid out R$204 million in net interest on capital stock.

The investments acquired this semester, Hipercard and BNL, were consolidated in the second quarter of 2004. As a consequence, and for purposes of a better comparison, ROAE, ROAA, earnings per share, and financial margin were calculated based on monthly averages.

Assets

Unibanco’s consolidated total assets reached R$80,011 million on June 30th, 2004.

Securities Portfolio

The sale of securities classified as available for sale generated gains before taxes of R$5 million in the first half of 2004.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement.

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account.

Unibanco classifies as held to maturity those securities which it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interest.

The market value of such securities stood at R$6,277 million on June 30th, 2004. The weighted average spread of this portfolio, funded by third parties, was 5.2% per annum in June 2004.

Loan Portfolio

Consolidated loan portfolio stood at R$30,045 million in June 2004. Credit card companies, consumer finance portfolio, and small, micro and medium companies loans posted greater growth.

Balance and Changes in Allowance for Loan Losses

At the end of June 2004, the balance for the consolidated allowance for loan losses totaled R$1,545 million, representing 5.1% of the portfolio.

Whereas the portfolio expanded by 9.9% during the quarter, the provision required during this period dropped by 17.8%. This improvement in credit quality is also reflected on the ratio that measures net write-off vs. total risk.

Funding

On June 30, 2004, Unibanco’s overall funding reached R$93,712 million, including R$30,503 million in investment funds and assets under management. Total local and foreign funding stood at R$63,209 million by the end of June 2004.

Assets under management and investment funds managed by UAM – Unibanco Asset Management, ended June 2004 with R$30,503 million in assets.

Funding in foreign currency totaled R$16,077 million at the end of June 2004.

Unibanco issued a US$100 million Eurobond in January 2004. The 18-month transaction matures on August 10th, 2005, and offers a 3% coupon per annum and semi-annual payments. The launch price was 99.927%, providing investors with a 3.05% yield per annum.

In May 2004, Unibanco completed a new securities issue, through a program of securitization of payment orders, to a total of US$ 200 million. The Notes have a seven-year term and pay interest on a quarterly basis; they mature on April 15th, 2011. Amortization will take place in equal and consecutive payments starting on July 15th, 2007. The issue’s duration is five years and it offers a U.S. dollar coupon of 0.50% a year over the U.S. quarterly Libor rate.

Capital Adequacy and Fixed Assets Ratios

The BIS ratio stood at 16.7%, above the minimum required by the Brazilian Central Bank of 11%.

In June 2004, the Fixed Asset ratio stood at 48.3%.

Results

Net income in the first half of 2004 stood at R$581 million. In the second quarter of 2004, Unibanco reached a net income of R$305 million.

Investments abroad totaled R$1.9 billion at the end of June 2004. During the course of the first half of 2004, these investments abroad were reduced by dividends payments.

During the second quarter of 2004, these investments were almost 100% hedged, reducing the effect of exchange rate fluctuation in the quarter. Income tax and social contribution expenses are impacted by the non-deductibility of the exchange rate fluctuation.

Fees from Services Rendered

In the first half of 2004, total fees amounted to R$1,561 million. In the second quarter of 2004, total fees reached R$820 million.

In the first half of 2004, banking fees reached R$809 million. Fee revenues from the credit card business reached R$565 million in the first half of 2004. Revenues from credit cards reached R$321 million in the second quarter of 2004, influenced by the consolidation of HiperCard in this quarter.

Fee revenues from assets under management reached R$187 million in the first half of 2004. During the same period, the volume of assets under management increased 32.5%.

Fee revenues over administrative and personnel expenses (recurrent revenues and expenses) increased from 65.4% in the first half of 2004.

Personnel and Administrative Expenses

Excluding the acquisitions, total personnel expenses grew R$110 million.

At the Multiple Bank, in the first half of 2004 personnel expenses presented an R$100 million. The increase of R$23 million (6.9%) in the second quarter of 2004 is explained by the seasonal effect of employees’ vacations.

Personnel expenses in the bank’s subsidiaries, excluding the effect of the acquisitions, presented a growth of only R$10 million in the first half of 2004, even considering the average wage increase of 12.0% as a result of the collective agreements of last year.

In the second quarter of 2004, personnel expenses in the bank’s subsidiaries, not considering the acquisitions, dropped by R$8 million, mostly influenced by the external administrative services of a call center in Credicard.

In the first half of 2004, the subtotal of other administrative expenses presented an increase of R$66 million. The expenses posted a growth of 6.2% in the second quarter of 2004.

The Multiple Bank was impacted by R$29 million (3.8%) in 1H04 due to the adjustment of the public utilities tariffs, rental and software maintenance contracts, lease agreements, mailing expenses, larger expenses with marketing campaigns and the external administrative services in Credicard.

In the second quarter of 2004, the increase of R$42 million (6.2%) in the subtotal, is explained by the increase in marketing campaigns and in Credicard expenses, as mentioned above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 23, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ José Lucas Ferreira de Melo
José Lucas Ferreira de Melo
Investor Relations Officer